
13001484

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2013

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

Received SEC

JUN 14 2013

Washington, DC 20549

MEXICAN PETROLEUM
(Translation of registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Petróleos Mexicanos
México, D.F. 11311
México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☑ No ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

The following represents an English translation of the unaudited financial information presented to the Mexican Stock Exchange by Petróleos Mexicanos for the quarter ended March 31, 2013.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **01** YEAR: **2013**

PETROLEOS MEXICANOS

STATEMENT OF FINANCIAL POSITION

AT 31 MARCH 2013 AND 31 DECEMBER 2012

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF	ACCOUNT / SUBACCOUNT	ENDING CURRENT	PREVIOUS YEAR END
		Amount	Amount
10000000	**TOTAL ASSETS**	**2,034,847,123**	**2,024,182,896**
11000000	**TOTAL CURRENT ASSETS**	**316,222,825**	**318,142,125**
11010000	CASH AND CASH EQUIVALENTS	111,035,901	119,234,891
11020000	SHORT-TERM INVESMENTS	0	0
11020010	AVAILABLE-FOR-SALE INVESTMENTS	0	0
11020020	TRADING INVESTMENTS	0	0
11020030	HELD-TO-MATURITY INVESTMENTS	0	0
11030000	TRADE RECEIVABLES, NET	108,154,617	94,073,169
11030010	TRADE RECEIVABLES	108,866,446	95,132,384
11030020	ALLOWANCE FOR DOUBTFUL ACCOUNTS	-711,829	-1,059,215
11040000	OTHER RECEIVABLES, NET	47,257,168	38,936,342
11040010	OTHER RECEIVABLES	47,257,168	38,936,342
11040020	ALLOWANCE FOR DOUBTFUL ACCOUNTS	0	0
11050000	INVENTORIES	44,313,887	56,847,570
11051000	BIOLOGICAL CURRENT ASSETS	0	0
11060000	OTHER CURRENT ASSETS	5,461,252	9,050,153
11060010	PREPAYMENTS	0	0
11060020	DERIVATIVE FINANCIAL INSTRUMENTS	5,461,252	9,050,153
11060030	ASSETS AVAILABLE FOR SALE	0	0
11060040	DISCONTINUED OPERATIONS	0	0
11060050	RIGHTS AND LICENSES	0	0
11060060	OTHER	0	0
12000000	**TOTAL NON-CURRENT ASSETS**	**1,718,624,298**	**1,706,040,771**
12010000	ACCOUNTS RECEIVABLE, NET	0	0
12020000	INVESTMENTS	30,658,560	33,022,854
12020010	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES	13,787,700	14,546,263
12020020	HELD-TO-MATURITY INVESTMENTS	0	0
12020030	AVAILABLE-FOR-SALE INVESTMENTS	15,476,984	15,771,259
12020040	OTHER INVESTMENTS	1,393,876	2,705,332
12030000	PROPERTY, PLANT AND EQUIPMENT, NET	1,671,811,308	1,658,734,085
12030010	LAND AND BUILDINGS	1,126,640,306	1,102,462,820
12030020	MACHINERY AND INDUSTRIAL EQUIPMENT	1,624,202,391	1,616,893,715
12030030	OTHER EQUIPMENT	72,897,553	71,697,934
12030040	ACCUMULATED DEPRECIATION	-1,275,716,895	-1,240,423,501
12030050	CONSTRUCTION IN PROGRESS	123,787,953	108,103,117
12040000	INVESTMENT PROPERTY	0	0
12050000	BIOLOGICAL NON- CURRENT ASSETS	0	0
12060000	INTANGIBLE ASSETS,NET	15,314,896	12,347,835
12060010	GOODWILL	0	0
12060020	TRADEMARKS	0	0
12060030	RIGHTS AND LICENSES	8,322,163	5,489,791
12060031	CONCESSIONS	0	0
12060040	OTHER INTANGIBLE ASSETS	6,992,733	6,858,044
12070000	DEFERRED TAX ASSETS	839,534	1,935,997
12080000	OTHER NON-CURRENT ASSETS	0	0
12080001	PREPAYMENTS	0	0
12080010	DERIVATIVE FINANCIAL INSTRUMENTS	0	0
12080020	EMPLOYEE BENEFITS	0	0
12080021	AVAILABLE FOR SALE ASSETS	0	0
12080030	DISCONTINUED OPERATIONS	0	0
12080040	DEFERRED CHARGES	0	0
12080050	OTHER	0	0
20000000	**TOTAL LIABILITIES**	**2,313,939,631**	**2,295,248,746**
21000000	**TOTAL CURRENT LIABILITIES**	**243,085,700**	**235,803,649**
21010000	BANK LOANS	59,902,491	73,346,333
21020000	STOCK MARKET LOANS	26,655,271	40,894,672
21030000	OTHER LIABILITIES WITH COST	0	0
21040000	TRADE PAYABLES	80,051,062	61,513,451
21050000	TAXES PAYABLE	59,533,202	43,980,843
21050010	INCOME TAX PAYABLE	49,314,148	38,104,579

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **01** YEAR: **2013**

PETROLEOS MEXICANOS

STATEMENT OF FINANCIAL POSITION

AT 31 MARCH 2013 AND 31 DECEMBER 2012

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF	ACCOUNT / SUBACCOUNT	ENDING CURRENT Amount	PREVIOUS YEAR END Amount
21050020	OTHER TAXES PAYABLE	10,219,054	5,876,264
21060000	OTHER CURRENT LIABILITIES	16,943,674	16,068,350
21060010	INTEREST PAYABLE	0	0
21060020	DERIVATIVE FINANCIAL INSTRUMENTS	8,438,870	6,752,811
21060030	DEFERRED REVENUE	0	0
21060050	EMPLOYEE BENEFITS	0	0
21060060	PROVISIONS	0	0
21060061	CURRENT LIABILITIES RELATED TO AVAILABLE FOR SALE ASSETS	0	0
21060070	DISCONTINUED OPERATIONS	0	0
21060080	OTHER	8,504,804	9,315,539
22000000	**TOTAL NON-CURRENT LIABILITIES**	**2,070,853,931**	**2,059,445,097**
22010000	BANK LOANS	126,038,084	136,796,296
22020000	STOCK MARKET LOANS	539,941,996	535,821,299
22030000	OTHER LIABILITIES WITH COST	0	0
22040000	DEFERRED TAX LIABILITIES	26,377,035	28,137,915
22050000	OTHER NON-CURRENT LIABILITIES	1,378,496,816	1,358,689,587
22050010	DERIVATIVE FINANCIAL INSTRUMENTS	0	0
22050020	DEFERRED REVENUE	0	0
22050040	EMPLOYEE BENEFITS	1,308,207,230	1,288,540,759
22050050	PROVISIONS	64,780,595	63,802,792
22050051	NON-CURRENT LIABILITIES RELATED TO AVAILABLE FOR SALE ASSETS	0	0
22050060	DISCONTINUED OPERATIONS	0	0
22050070	OTHER	5,508,991	6,346,036
30000000	**TOTAL EQUITY**	**-279,092,508**	**-271,065,850**
30010000	EQUITY ATTRIBUTABLE TO OWNERS OF PARENT	-279,092,508	-271,065,850
30030000	CAPITAL STOCK	49,604,835	49,604,835
30040000	SHARES REPURCHASED	0	0
30050000	PREMIUM ON ISSUANCE OF SHARES	0	0
30060000	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
30070000	OTHER CONTRIBUTED CAPITAL	178,730,591	178,730,591
30080000	RETAINED EARNINGS (ACCUMULATED LOSSES)	-120,501,654	-116,113,542
30080010	LEGAL RESERVE	977,760	977,760
30080020	OTHER RESERVES	0	0
30080030	RETAINED EARNINGS	-117,091,302	-119,691,780
30080040	NET INCOME FOR THE PERIOD	-4,388,112	2,600,478
30080050	OTHERS	0	0
30090000	ACCUMULATED OTHER COMPREHENSIVE INCOME (NET OF TAX)	-386,926,280	-383,287,734
30090010	GAIN ON REVALUATION OF PROPERTIES	0	0
30090020	ACTUARIAL GAINS (LOSSES) FROM LABOR OBLIGATIONS	-379,768,919	-379,768,919
30090030	FOREING CURRENCY TRANSLATION	-1,174,588	2,734,899
30090040	CHANGES IN THE VALUATION OF FINANCIAL ASSETS AVAILABLE FOR SALE	0	0
30090050	CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS	-5,982,773	-6,253,714
30090060	CHANGES IN FAIR VALUE OF OTHER ASSETS	0	0
30090070	SHARE OF OTHER COMPREHENSIVE INCOME OF ASSOCIATES AND JOINT VENTURES	0	0
30090080	OTHER COMPREHENSIVE INCOME	0	0
30020000	NON-CONTROLLING INTERESTS	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **01** YEAR: **2013**

PETROLEOS MEXICANOS

STATEMENT OF FINANCIAL POSITION
INFORMATIONAL DATA

AT 31 MARCH 2013 AND 31 DECEMBER 2012

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF	CONCEPTS	ENDING CURRENT	PREVIOUS YEAR END
		Amount	Amount
91000010	SHORT-TERM FOREIGN CURRENCY LIABILITIES	83,748,081	96,237,414
91000020	LONG TERM FOREIGN CURRENCY LIABILITIES	528,481,089	537,637,598
91000030	CAPITAL STOCK (NOMINAL)	0	0
91000040	RESTATEMENT OF CAPITAL STOCK	0	0
91000050	PLAN ASSETS FOR PENSIONS AND SENIORITY PREMIUMS	6,027,380	3,480,395
91000060	NUMBER OF EXECUTIVES (*)	0	0
91000070	NUMBER OF EMPLOYEES (*)	151,169	150,697
91000080	NUMBER OF WORKERS (*)	0	0
91000090	OUTSTANDING SHARES (*)	0	0
91000100	REPURCHASED SHARES (*)	0	0
91000110	RESTRICTED CASH (1)	0	0
91000120	GUARANTEED DEBT OF ASSOCIATED COMPANIES	0	0

(1) THIS CONCEPT MUST BE FILLED WHEN THERE ARE GUARANTEES OR RESTRICTIONS THAT AFECCT CASH AND CASH EQUIVALENTS

(*) DATA IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2013**

PETROLEOS MEXICANOS

STATEMENTS OF COMPREHENSIVE INCOME

CONSOLIDATED

FOR THE THREE MONTHS ENDED 31 MARCH, 2013 AND 2012

(Thousand Pesos)

Final Printing

REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR	
		ACCUMULATED	QUARTER	ACCUMULATED	QUARTER
40010000	**REVENUE**	**396,254,180**	**396,254,180**	**411,325,474**	**411,325,474**
40010010	SERVICES	2,235,976	2,235,976	1,675,315	1,675,315
40010020	SALE OF GOODS	394,018,204	394,018,204	409,650,159	409,650,159
40010030	INTERESTS	0	0	0	0
40010040	ROYALTIES	0	0	0	0
40010050	DIVIDENDS	0	0	0	0
40010060	LEASES	0	0	0	0
40010061	CONSTRUCTIONS	0	0	0	0
40010070	OTHER REVENUE	0	0	0	0
40020000	**COST OF SALES**	**203,842,126**	**203,842,126**	**187,999,410**	**187,999,410**
40021000	GROSS PROFIT	192,412,054	192,412,054	223,326,064	223,326,064
40030000	**GENERAL EXPENSES**	**31,468,494**	**31,468,494**	**26,845,749**	**26,845,749**
40040000	**PROFIT (LOSS) BEFORE OTHER INCOME (EXPENSE), NET**	**160,943,560**	**160,943,560**	**196,480,315**	**196,480,315**
40050000	**OTHER INCOME (EXPENSE), NET**	**40,573,731**	**40,573,731**	**54,605,733**	**54,605,733**
40060000	**OPERATING PROFIT (LOSS) (*)**	**201,517,291**	**201,517,291**	**251,086,048**	**251,086,048**
40070000	FINANCE INCOME	35,894,112	35,894,112	50,062,615	50,062,615
40070010	INTEREST INCOME	667,291	667,291	737,951	737,951
40070020	GAIN ON FOREIGN EXCHANGE, NET	32,577,339	32,577,339	44,380,982	44,380,982
40070030	GAIN ON DERIVATIVES, NET	0	0	0	0
40070040	GAIN ON CHANGE IN FAIR VALUE OF FINANCIAL INSTRUMENTS	2,649,482	2,649,482	4,943,682	4,943,682
40070050	OTHER FINANCE INCOME	0	0	0	0
40080000	FINANCE COSTS	17,387,497	17,387,497	14,329,368	14,329,368
40080010	INTEREST EXPENSE	8,738,374	8,738,374	8,648,266	8,648,266
40080020	LOSS ON FOREIGN EXCHANGE, NET	0	0	0	0
40080030	LOSS ON DERIVATIVES, NET	0	0	0	0
40080050	LOSS ON CHANGE IN FAIR VALUE OF FINANCIAL INSTRUMENTS	8,649,123	8,649,123	5,681,102	5,681,102
40080060	OTHER FINANCE COSTS	0	0	0	0
40090000	**FINANCE INCOME (COSTS), NET**	**18,506,615**	**18,506,615**	**35,733,247**	**35,733,247**
40100000	SHARE OF PROFIT (LOSS) OF ASSOCIATES AND JOINT VENTURES	-238,064	-238,064	163,815	163,815
40110000	**PROFIT (LOSS) BEFORE INCOME TAX**	**219,785,842**	**219,785,842**	**286,983,110**	**286,983,110**
40120000	INCOME TAX EXPENSE	224,173,954	224,173,954	246,586,306	246,586,306
40120010	CURRENT TAX	224,173,954	224,173,954	246,586,306	246,586,306
40120020	DEFERRED TAX	0	0	0	0
40130000	**PROFIT (LOSS) FROM CONTINUING OPERATIONS**	**-4,388,112**	**-4,388,112**	**40,396,804**	**40,396,804**
40140000	PROFIT (LOSS) FROM DISCONTINUED OPERATIONS	0	0	0	0
40150000	**NET PROFIT (LOSS)**	**-4,388,112**	**-4,388,112**	**40,396,804**	**40,396,804**
40160000	PROFIT (LOSS), ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	0	0	0	0
40170000	PROFIT (LOSS), ATTRIBUTABLE TO OWNERS OF PARENT	-4,388,112	-4,388,112	40,396,804	40,396,804

40180000	BASIC EARNINGS (LOSS) PER SHARE	0	0	0.00	0.00
40190000	DILUTED EARNINGS (LOSS) PER SHARE	0	0	0.00	0.00

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2013**

PETROLEOS MEXICANOS

STATEMENTS OF COMPREHENSIVE INCOME

OTHER COMPREHENSIVE INCOME (NET OF INCOME TAX)

CONSOLIDATED

FOR THE THREE MONTHS ENDED 31 MARCH, 2013 AND 2012

(Thousand Pesos)

Final Printing

REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR	
		ACCUMULATED	QUARTER	ACCUMULATED	QUARTER
40200000	**NET PROFIT (LOSS)**	**-4,388,112**	**-4,388,112**	**40,396,804**	**40,396,804**
	DISCLOSURES NOT BE RECLASSIFIED ON INCOME				
40210000	PROPERTY REVALUATION GAINS	0	0	0	0
40220000	ACTUARIAL EARNINGS (LOSS) FROM LABOR OBLIGATIONS	0	0	0	0
40220100	SHARE OF INCOME ON REVALUATION ON PROPERTIES OF ASSOCIATES AND JOINT VENTURES	0	0	0	0
	DISCLOSURES MAY BE RECLASSIFIED SUBSEQUENTLY TO INCOME				
40230000	FOREING CURRENCY TRANSLATION	-3,909,487	-3,909,487	-4,011,123	-4,011,123
40240000	CHANGES IN THE VALUATION OF FINANCIAL ASSETS HELD-FOR-SALE	0	0	0	0
40250000	CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS	270,941	270,941	-4,564,334	-4,564,334
40260000	CHANGES IN FAIR VALUE OF OTHER ASSETS	0	0	0	0
40270000	SHARE OF OTHER COMPREHENSIVE INCOME OF ASSOCIATES AND JOINT VENTURES	0	0	0	0
40280000	**OTHER COMPREHENSIVE INCOME**	**0**	**0**	**0**	**0**
40290000	**TOTAL OTHER COMPREHENSIVE INCOME**	**-3,638,546**	**-3,638,546**	**-8,575,457**	**-8,575,457**

REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR ACCUMULATED	CURRENT YEAR QUARTER	PREVIOUS YEAR ACCUMULATED	PREVIOUS YEAR QUARTER
40300000	**TOTAL COMPREHENSIVE INCOME**	**-8,026,658**	**-8,026,658**	**31,821,347**	**31,821,347**
40320000	COMPREHENSIVE INCOME, ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	0	0	0	0
40310000	COMPREHENSIVE INCOME, ATTRIBUTABLE TO OWNERS OF PARENT	-8,026,658	-8,026,658	31,821,347	31,821,347

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2013**

PETROLEOS MEXICANOS

STATEMENTS OF COMPREHENSIVE INCOME
INFORMATIONAL DATA

CONSOLIDATED

FOR THE THREE MONTHS ENDED 31 MARCH, 2013 AND 2012

(Thousand Pesos)

Final Printing

REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR	
		ACCUMULATED	QUARTER	ACCUMULATED	QUARTER
92000010	OPERATING DEPRECIATION AND AMORTIZATION	36,638,764	36,638,764	33,436,233	33,436,233
92000020	EMPLOYEES PROFIT SHARING EXPENSES	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**
QUARTER: **01** YEAR: **2013**

PETROLEOS MEXICANOS

STATEMENTS OF COMPREHENSIVE INCOME
INFORMATIONAL DATA (12 MONTHS)

CONSOLIDATED

FOR THE THREE MONTHS ENDED 31 MARCH, 2013 AND 2012
(Thousand Pesos)

Final Printing

REF	ACCOUNT / SUBACCOUNT	YEAR	
		CURRENT	PREVIOUS
92000030	REVENUE NET (**)	1,631,840,748	1,617,054,279
92000040	OPERATING PROFIT (LOSS) (**)	858,393,755	948,197,660
92000050	PROFIT (LOSS), ATTRIBUTABLE TO OWNERS OF PARENT(**)	-39,807,184	-40,763,610
92000060	NET PROFIT (LOSS) (**)	-39,807,184	-40,763,610
92000070	OPERATING DEPRECIATION AND AMORTIZATION (**)	143,893,884	128,201,677

(*) TO BE DEFINED BY EACH COMPANY
(**) INFORMATION LAST 12 MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **01** YEAR: **2013**

PETROLEOS MEXICANOS

STATEMENT OF CASH FLOWS

TO MARCH 31 OF 2013 AND 2012

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF	ACCOUNT/SUBACCOUNT	CURREENT YEAR Amount	PREVIOUS YEAR Amount
OPERATING ACTIVITIES			
50010000	**PROFIT (LOSS) BEFORE INCOME TAX**	**219,785,842**	**286,983,110**
50020000	+(-) ITEMS NOT REQUIRING CASH	0	0
50020010	+ ESTIMATE FOR THE PERIOD	0	0
50020020	+ PROVISION FOR THE PERIOD	0	0
50020030	+(-) OTHER UNREALISED ITEMS	0	0
50030000	+(-) ITEMS RELATED TO INVESTING ACTIVITIES	36,946,618	36,772,214
50030010	DEPRECIATION AND AMORTISATION FOR THE PERIOD	36,638,764	33,436,233
50030020	(-)+ GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	60,717	311,917
50030030	+(-) LOSS (REVERSAL) IMPAIRMENT	0	0
50030040	(-)+ EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	-238,064	163,815
50030050	(-) DIVIDENDS RECEIVED	0	0
50030060	(-) INTEREST RECEIVED	0	0
50030070	(-) EXCHANGE FLUCTUATION	0	0
50030080	(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	485,201	2,860,249
50040000	+(-) ITEMS RELATED TO FINANCING ACTIVITIES	-27,270,635	-45,389,619
50040010	(+) ACCRUED INTEREST	8,671,876	8,582,036
50040020	(+) EXCHANGE FLUCTUATION	-35,942,511	-53,703,032
50040030	(+) DERIVATIVE TRANSACTIONS	0	0
50040040	(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	0	-268,623
50050000	**CASH FLOWS BEFORE INCOME TAX**	**229,461,825**	**278,365,705**
50060000	CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES	-180,645,537	-253,180,726
50060010	+(-) DECREASE (INCREASE) IN TRADE ACCOUNTS RECEIVABLE	-22,402,271	-259,740
50060020	+(-) DECREASE (INCREASE) IN INVENTORIES	12,533,683	-5,463,471
50060030	+(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	1,779,553	-4,629,174
50060040	+(-) INCREASE (DECREASE) IN TRADE ACCOUNTS PAYABLE	18,537,611	3,210,532
50060050	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	18,194,921	608,465
50060060	+(-) INCOME TAXES PAID OR RETURNED	-209,289,034	-246,647,338
50070000	**NET CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES**	**48,816,288**	**25,184,979**
INVESTING ACTIVITIES			
50080000	NET CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES	-47,909,837	-39,502,348
50080010	(-) PERMANENT INVESTMENTS	0	0
50080020	+ DISPOSITION OF PERMANENT INVESTMENTS	0	0
50080030	(-) INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	-47,622,025	-37,147,820
50080040	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
50080050	(-) TEMPORARY INVESTMENTS	0	0
50080060	+ DISPOSITION OF TEMPORARY INVESTMENTS	0	0
50080070	(-) INVESTMENT IN INTANGIBLE ASSETS	0	0
50080080	+ DISPOSITION OF INTANGIBLE ASSETS	0	0
50080090	(-) ACQUISITIONS OF VENTURES	0	0
50080100	+ DISPOSITIONS OF VENTURES	0	0
50080110	+ DIVIDEND RECEIVED	0	0
50080120	+ INTEREST RECEIVED	0	0
50080130	+(-) DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
50080140	-(+) OTHER INFLOWS (OUTFLOWS) OF CASH	-287,812	-2,354,528
FINANCING ACTIVITIES			
50090000	NET CASH FLOW FROM (USED IN) FINANCING ACTIVITIES	-8,069,257	8,018,320
50090010	+ BANK FINANCING	85,851,852	83,286,028
50090020	+ STOCK MARKET FINANCING	1,162,291	125,304
50090030	+ OTHER FINANCING	0	0
50090040	(-) BANK FINANCING AMORTISATION	-73,874,930	-53,379,795
50090050	(-) STOCK MARKET FINANCING AMORTISATION	-12,487,400	-12,500,000
50090060	(-) OTHER FINANCING AMORTISATION	0	0
50090070	+(-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
50090080	(-) DIVIDENDS PAID	0	0
50090090	+ PREMIUM ON ISSUANCE OF SHARES	0	0
50090100	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
50090110	(-) INTEREST EXPENSE	-8,721,070	-9,513,217
50090120	(-) REPURCHASE OF SHARES	0	0
50090130	(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **01** YEAR: **2013**

PETROLEOS MEXICANOS

STATEMENT OF CASH FLOWS

TO MARCH 31 OF 2013 AND 2012

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF	ACCOUNT/SUBACCOUNT	CURREENT YEAR	PREVIOUS YEAR
		Amount	Amount
50100000	**NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS**	**-7,162,806**	**-6,299,049**
50110000	**EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS**	**-1,036,184**	**-222,545**
50120000	CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	119,234,891	114,976,547
50130000	**CASH AND CASH EQUIVALENTS AT END OF PERIOD**	**111,035,901**	**108,454,953**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

PETROLEOS MEXICANOS

QUARTER: **01** YEAR: **2013**

STATEMENT OF CHANGES IN EQUITY

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CONCEPTS	CAPITAL STOCK	SHARES REPURCHASED	PREMIUM ON ISSUANCE OF SHARES	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	OTHER CAPITAL CONTRIBUTED	RETAINED EARNINGS (ACCUMULATED LOSSES)		ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	EQUITY ATTRIBUTABLE TO OWNERS OF PARENT	NON-CONTROLLING INTERESTS	TOTAL EQUITY
						RESERVES	UNAPPROPRIATED EARNINGS (ACCUMULATED LOSSES)				
BALANCE AT JANUARY 1, 2012	**49,604,835**	**0**	**0**	**0**	**178,730,591**	**977,760**	**-119,691,780**	**-6,444,759**	**103,176,647**	**0**	**103,176,647**
RETROSPECTIVE ADJUSTMENTS	0	0	0	0	0	0	0	0	0	0	0
APPLICATION OF COMPREHENSIVE INCOME TO RETAINED EARNINGS	0	0	0	0	0	0	0	0	0	0	0
RESERVES	0	0	0	0	0	0	0	0	0	0	0
DIVIDENDS	0	0	0	0	0	0	0	0	0	0	0
CAPITAL INCREASE (DECREASE)	0	0	0	0	0	0	0	0	0	0	0
REPURCHASE OF SHARES	0	0	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN PREMIUM ON ISSUE OF SHARES	0	0	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN NON-CONTROLLING INTERESTS	0	0	0	0	0	0	0	0	0	0	0
OTHER CHANGES	0	0	0	0	0	0	0	0	0	0	0
COMPREHENSIVE INCOME	0	0	0	0	0	0	40,396,804	-8,575,457	31,821,347	0	31,821,347
BALANCE AT MARCH 31, 2012	**49,604,835**	**0**	**0**	**0**	**178,730,591**	**977,760**	**-79,294,976**	**-15,020,216**	**134,997,994**	**0**	**134,997,994**
BALANCE AT JANUARY 1, 2013	**49,604,835**	**0**	**0**	**0**	**178,730,591**	**977,760**	**-117,091,302**	**-383,287,734**	**-271,065,850**	**0**	**-271,065,850**
RETROSPECTIVE ADJUSTMENTS	0	0	0	0	0	0	0	0	0	0	0
APPLICATION OF COMPREHENSIVE INCOME TO RETAINED EARNINGS	0	0	0	0	0	0	0	0	0	0	0
RESERVES	0	0	0	0	0	0	0	0	0	0	0
DIVIDENDS	0	0	0	0	0	0	0	0	0	0	0
CAPITAL INCREASE (DECREASE)	0	0	0	0	0	0	0	0	0	0	0
REPURCHASE OF SHARES	0	0	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN PREMIUM ON ISSUE OF SHARES	0	0	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN NON-CONTROLLING INTERESTS	0	0	0	0	0	0	0	0	0	0	0
OTHER CHANGES	0	0	0	0	0	0	0	0	0	0	0
COMPREHENSIVE INCOME	0	0	0	0	0	0	-4,388,112	-3,638,546	-8,026,658	0	-8,026,658
BALANCE AT MARCH 31, 2013	**49,604,835**	**0**	**0**	**0**	**178,730,591**	**977,760**	**-121,479,414**	**-386,926,280**	**-279,092,508**	**0**	**-279,092,508**

MANAGEMENT DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATION

April 26, 2013

Analysis and Review on the Administration of the Operations and Financial Results of Petróleos Mexicanos (the Company)

First Quarter 2013 Summary

Total revenues from sales and services amounted to $396.2 billion (U.S. $32.1 billion)

Crude oil production averaged 2,544 Mbd (thousand barrels per day).

Total crude oil processing recorded an increase of 3.6%, and petroleum products output increased by 30 Mbd.

EBITDA amounted to$268.6 billion (U.S. $21.7 billion).

Taxes and duties paid amounted to $224.2 billion (U.S.$ 18.1 billion).

PEMEX recorded a net loss of $4.4 billion as compared to the same period of 2012.

MANAGEMENT DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATION

OPERATIONAL RESULTS AS OF MARCH 31, 2013

Total Revenues from Sales and Services

During the first quarter of 2013, sales revenues decreased by 3.7% to $396.2 billion (U.S.$ 32.1 billion) as compared to the same period of 2012, primarily as a result of:

- a decrease of 2.5% in the volume of crude oil exports, due to a rise in domestic demand in response to an increased refining capacity;
- a decrease of 6.0% in the average price of the Mexican crude oil basket, from U.S.$ 111.42 per barrel in the first quarter of 2012, to U.S.$ 104.72 per barrel in the same period of 2013;
- a 3.8% appreciation of the Mexican peso against the U.S. dollar, equivalent to ¢49.4, from $12.8489 during the first quarter of 2012, to $12.3546 during the same period in 2013.
- a decline of 3.6% in the price of regular gasoline in the U.S. Gulf of Mexico, from U.S.¢ 301.84 per gallon in the first quarter of 2012, to U.S.¢ 290.86 in the same quarter of 2013;
- lower prices for domestic products sold were recorded, including fuel oil (10.2%), propylene (4.5%), jet fuel (4.6%) and asphalt (4.1%). Additionally, decreases in sales volumes of the following products were recorded: Magna gasoline (8.4%), diesel (2.6%), marine diesel (17.8%), fuel oil (9.6%), propylene (28.5%) and asphalt (39.3%).

The previous was partially offset by higher prices for domestic products sold, including gasolines (Magna 12%, Premium 8.9%), diesel (11.7%) diesel (11.7%) and industrial diesel (11.7%). Additionally, increases in sales volumes of Premium gasoline (49.8%) and industrial diesel (26.2%) were recorded.

Domestic Sales

During the first quarter of 2013, domestic sales increased by 5.1%, amounting to $214.0 billion (U.S. $17.3 billion) due to:
- higher prices for domestic products sold including gasolines (Magna and Premium), diesel and industrial diesel; partially offset by lower prices for domestic products sold such as fuel oil, propylene, jet fuel and asphalt;
- increases in sales volumes of Premium gasoline and industrial diesel were recorded, partially offset by decreases in the sales volume of domestic products sold, including Magna gasoline, diesel, marine diesel, fuel oil, propylene and asphalt.

Exports

Export sales decreased by $26.1 billion during the first quarter of 2013, amounting to $180.0 billion (U.S. $ 14.6 billion) as compared to the same period of 2012, primarily due to a 6.0% decrease in the average price of the Mexican crude oil basket, a 3.8% appreciation of the Mexican peso against the U.S. dollar and to higher domestic crude oil demand.

Cost of Sales

Costs of sales during the first quarter of 2013 increased by 8.4% to $203.8 billion, primarily as a result of:

- a 42.2% increase in the net cost of employee benefits during the period;
- a 10% increase in personal services, as a result of adjustments made in our accounting processes for the recognition of future benefits;
- a $6.6 billion increase in liabilities provisions from accrued services; and
- an increase in costs due to inventory variation, as a result of greater preservation and maintenance expenses, as well as of other operating expenses.

This increase was partially offset by a 2.5% decrease in purchases for resale, due to lower prices of hydrocarbons, and a rise in the internal production of petroleum products.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

In addition, during the first quarter of 2013, general expenses, which are composed of distribution expenses and administrative expenses, increased by $4.6 billion, totaling $31.5 billion.

In this context, distribution expenses increased by 16.2%, primarily due to:

- a 41.1% increase in the net cost of employee benefits during the period; and
- a 7.6% increase in personal services, as a result of adjustments made in our accounting processes for the recognition of future benefits.

Administrative expenses increased by 17.5%, as a result of:

- a 21.7% increase in the net cost of employee benefits during the period; and
- an 18.0% increase in personal services, as a result of adjustments made in our accounting processes for the recognition of future benefits.

This increase was partially offset by a 32.8% decrease in freight and insurance.

During the first quarter of 2013, the net cost of employee benefits recorded under the cost of sales and under general expenses increased due to adjustments to the actuarial calculation method, specifically in the discount rate at the end of fiscal year 2012.

Other Revenues (Expenses)
Other revenues recorded a decrease of 25.7% to $40.6 billion, primarily as a result of a decrease in the accrued amount of IEPS credit.

Comprehensive Financing Result
During the first quarter of 2013, the comprehensive financing result amounted to $18.5 billion, primarily due to the appreciation of the Mexican peso against the U.S. dollar, from $12.8489 per dollar in the first quarter of 2012, to $12.3546 in the same quarter of 2013.

Net Income (loss)
PEMEX recorded a net loss of $4.4 billion (U.S.$ 0.4 billion) during the first quarter of 2013, as a result of a decline in sales revenues, an 8.4% increase in the cost of sales and a 17.2% increase in general expenses. This loss was partially offset by a 9.1% decrease in taxes and duties paid.

Current Assets
As of March 31, 2013, current assets decreased $2.2 billion as compared to December 31, 2012, amounting $331.7 billion. The previous is primarily due to an increase in account receivables to $22.4 billion, partially offset by a $12.5 billion decrease in inventories and $8.1 billion decrease in cash and cash equivalents.

Property, Plant and Equipment
Property, plant and equipment amounted to $1,671.8 billion, recording a $13.1 billion increase as compared to December 31, 2012.

Current Liabilities

Current liabilities increased by 3.1% as compared to December 31, 2012, totaling $243.1 billion, primarily due to a $18.5 billion increase in suppliers and a $15.5 billion increase in taxes and duties to be paid. This was partially offset by a $27.7 billion decrease in short term debt.

Equity

As of March 31, 2013, Petróleos Mexicanos, its Subsidiary Entities and Subsidiary Companies (PEMEX), recorded a negative equity totaling $279.1 billion.

OPERATING RESULTS AS OF MARCH 31, 2013

Crude Oil Production

Total crude oil production averaged 2,544 Mbd, an increase of 4 Mbd as compared to the first quarter of 2012. This 0.1% increase was primarily due to a rise of 9.7% in production of light crude oil, as a result of an increase in production at the Kuil field at the Abkatún-Pol Chuc business unit in the Southwestern Marine region, and at the Gasífero field at the Veracruz business unit of the Northern region.

This increase was partially offset by a decrease in production of extra-light crude oil due to an increase in the fractional water flow at the Delta del Grijalva project in the Southern region; a decrease in production of heavy crude oil due to scheduled maintenance at the production center Ku-S of the Ku-Maloob-Zaap business unit in the Northeastern Marine region, an increase in the fractional water flow of wells, and a natural decline in production of fields in the Cantarell business unit of the Northeastern Marine region.

Natural Gas Production

During the first quarter of 2013, total natural gas production (does not include nitrogen), increased 0.5% or 27 MMcfd, primarily as a result of an increase in associated gas production at the Abkatún-Pol-Chuc and Litoral de Tabasco business units in the Southwestern Marine region, and at the Bellota Jujo and Aceite Terciario del Golfo (ATG) business units in the Southern and Northern regions, respectively.

The previous was partially offset by a scheduled reduction in drilling activities and the completion of wells in the Veracruz business unit of the Northern region, and a natural decline in production of fields in the Macuspana-Muspac business unit of the Southern region.

Gas Flaring

During the first quarter of 2013, gas flaring decreased by 38%, primarily due to:

- new infrastructure installed on marine platforms for the handling and transportation of gas;
- the implementation and improvement of the Operational Reliability System; and
- the execution of strategies at Cantarell intended to optimize the exploitation of wells with high associated gas content.

The natural gas use as a percentage of production was 98.5% during the first quarter of 2013.

Crude Oil Processing

Total crude oil processing during the first quarter of 2013, was increased by 3.6%, primarily explained by the increase of crude oil being processed at the Minatitlán refinery, due to the stabilization of operations of the revamped plants.

PEMEX's usage of its primary distillation capacity increased from 71.2% to 73.9% during the first quarter of 2013.

Production of Petroleum Products

During the first quarter of 2013, total petroleum products production averaged 1,373 Mbd, a 2.2% increase or 30 Mbd, due to an increase in production of automotive gasolines, fuel oil, diesel and other products.

PEMEX's National Refining System recorded a positive variable refining margin of U.S. $1.24 per barrel, U.S.$3.98 per barrel above the margin recorded during the first quarter of 2012. This increase is broadly explained by current favorable market conditions and the stabilization of the new plants at Minatitlán.

Natural Gas Processing and Production

Natural gas processing decreased by 1.4% as compared to the first quarter of 2012. This was in response to reduced availability of sour wet gas in the marine regions, partially offset by an increased supply of sweet wet gas in the Northern region.

Condensates processing decreased by 9 Mbd, due to a decline in the supply of sour and sweet condensates in the Marine and Northern regions.

Dry gas production increased by 27 MMcfd, as a result of the injection of sweet gas from plants and tertiary gas to pipelines, while natural gas liquids production declined 3.5% or 13 Mbd during the period.

Petrochemicals Production

The production of petrochemical products during the first quarter of 2013, decreased by 7.1%, primarily due to the following:

- production in the methane derivatives chain recorded a decrease of 1.8%, due to a decline in the demand for fertilizers;
- production in the ethane derivatives chain decreased by 13.8% due to maintenance works; and
- production of the propylene and derivatives chain decreased by 30.2% as a result of a temporary shutdown of operations of the acrylonitrile plant, due to limited availability of propylene.

This decrease was partially offset by:

- an increase in production in the aromatics and derivatives chain due to the resumption of operations of plants involved in the production of aromatics, and to initial performance tests carried out at the CCR plant; and
- a production increase in other petrochemicals, including amorphous and octane-based gasolines, due to a resumption of operations in the aromatics and derivatives chains.

CONSOLIDATED BALANCE SHEET, LIQUIDITY AND CAPITAL RASING

Equity Structure

As of March 31, 2013, PEMEX recorded a negative equity totaling $279.1 billion, as compared to negative equity of $271.1 billion recorded as of December 31, 2012.

During the first quarter of 2013, there were no capitalized payments to the equity of PEMEX, its Subsidiary Entities and Subsidiary Companies by the Federal Government.

Liquidity Management

As of March 31, 2013, Petróleos Mexicanos holds liquidity management credit lines for U.S. $2.25 billion and $10.0 billion, which are completely available to PEMEX.

Debt

The following information reflects PEMEX's total debt as of December 31, 2012 and as of March 31, 2013:

	Balance as of	
	Dec. 31, 2012	Mar. 31, 2013
	(Billion pesos)	
Short-term	$114.2	$ 86.6
Long-term	$672.6	$665.9
Total debt	$786.8	$762.5

The following are the main financing activities carried out during 2013:

Capital Markets

- On January 30, 2013, Petróleos Mexicanos issued U.S. $2.1 billion of its 3.50% Notes, due in 2023; U.S.$100 million of these notes were allocated in the Asian market.
- On March 22, 2013, Petróleos Mexicanos reopened $2.5 billion of its Certificados Bursátiles (publicly traded notes) due 2017, at 28 days floating TIIE rate plus 18 basis points.

Public Works Financed Contracts (COPF)

During the first quarter of 2013, Petróleos Mexicanos obtained U.S. $80.3 million through the COPF of Pemex-Exploration and Production. These contracts are used for the exploitation of natural gas fields in the Burgos basin.

Cash flows from operating activities, financing and investment

As of March 31, 2013, according to the Preliminary Consolidated Financial Statements, net cash flow from operating activities was $48.8 billion, as compared to $25.2 billion in the same period of 2012.

Cash and cash equivalents as of December 31, 2012, totaled $111.0 billion, compared to $108.5 billion in the same period of 2012.

Treasury Policies

As far as treasury policies goes, Petróleos Mexicanos seeks to have sufficient financial resources to meet its payment obligations and those from its subsidiary entities, as well as promote integration and consolidation of the position and projection of its cash.

In addition, Petróleos Mexicanos develops investment mechanisms of its financial resources to ensure the best conditions of the market and guarantee the best recruitment services provided by financial institutions.

The investment of resources in the treasury of Petróleos Mexicanos in pesos and dollars are based on the following policies:

Peso Funds:

Petróleos Mexicanos, for its financial transactions, is bound to the observance and compliance with applicable regulations issued by the Federal Government. SHCP (Ministry of Finance) provides guidelines to all Federal Government public-sector entities, for managing their funds stating that Petróleos Mexicanos may only invest in:

a) Government securities.
b) Financial transactions by the Federal Government.
c) Demand deposits at commercial banks. The balance must not exceed 10% of the balance of the available funds.
d) Shares of capital stock of investment companies, whose investment objective are government securities.

It is important to mention that reports holding government instruments can only be made with financial institutions that obtain at least the following credit scores from the rating agencies:

National Scale	Fitch	Standard and Poor's	Moody's
Long Term	AA(mex)	mxAA	Aa2.mx

Dollar Funds:

Investments of amounts in dollars must comply with PEMEX's operational and strategic requirements, and must be previously approved by Banco de México on a case-by-case basis. Currently, our investments in dollars are limited to operational accounts, short-term money market funds and time deposits. Our dollar investments are managed by Banco de México.

Currencies in which Cash and Temporary Investments are Maintained

Petróleos Mexicanos generally maintains cash and cash equivalents in pesos and in dollars—the two currencies in which it generates revenues from the domestic and international sales of our products. Similarly, most of our expenses, including those relating to our debt, are payable in these two currencies.

Relevant Investment Capital

Significant capital investments that were committed at the end of the last fiscal year, by their nature, are described in Section 3) c) "credit information relevant" from the Annual Report of December 31, 2011.

Tax Credits or Debits

In February 2010, the Servicio de Administración Tributaria (Administrative Taxation Service) notified Pemex-Exploration and Production of the results of its review of Pemex-Exploration and Production's financial statements for the fiscal year ended December 31, 2006 with respect to federal contributions, the value added tax and the Ordinary Hydrocarbon Duty. On September 20, 2010, the Administrative Taxation Service notified Pemex-Exploration and Production that it owed an additional approximately $4,575.2 million (including penalties and interest) in taxes as of August 2010 for the fiscal year ended December 31, 2006. On November 30, 2010, Pemex-Exploration and Production filed an administrative claim (file 28733/10-17-03-7) against this resolution before the Tercera Sala Regional Metropolitana del Tribunal Federal de Justicia Fiscal y Administrativa (Third Metropolitan Regional Court of the Federal Fiscal and Administrative Court) which was admitted on February 14, 2011. On August 24, 2011, the Administrative Taxation Service filed its response and a motion against the expert's evidence offered by Pemex-Exploration and Production. On August 30, 2011 an appeal was filed by Pemex-Exploration and Production against this motion. On September 6, 2011 the expert appointed by Pemex-Exploration and Production accepted his designation. By an agreement on August 1, 2012, notified on September 25, 2012, the Third Metropolitan Regional Court, due to the nature of the issue, the Superior Court of the Federal Tribunal of Fiscal and Administrative Justice is drawn to the case. In addition, on November 27, 2012, Pemex-Exploration and Production was given terms to extend the corresponding demand. As of January 18, 2013, Pemex-Refining is under terms to extend the corresponding demand.

In February 2010, the Administrative Taxation Service notified Pemex-Refining of the results of its review of Pemex-Refining's financial statements for the fiscal year ended December 31, 2006 with respect to federal contributions and the value added tax. On September 20, 2010, the Administrative Taxation Service notified Pemex-Refining that it owed an additional approximately $1,553.4 million (including penalties and interest) in taxes as of August 2010 for the fiscal year ended December 31, 2006. On November 30, 2010, Pemex-Refining filed an administrative claim (file 28733/10-17-03-7) against this resolution before the Tercera Sala Regional Metropolitana del Tribunal Federal de Justicia Fiscal y Administrativa (Third Metropolitan Regional Court of the Federal Fiscal and Administrative Court) which was admitted on February 14, 2011. On August 24, 2011, the Administrative Taxation Service filed its response and a motion against the expert's evidence offered by Pemex-Refining. On August 30, 2011 an appeal was filed by Pemex-Refining against this motion. On September 6, 2011 the expert appointed by Pemex-Refining accepted his designation. On October 12, 2011, the Court was requested to require the defendant the release of the complete administrative file, including the means of conviction submitted during the revision procedures. By an agreement on August 1, 2012, notified on September 25, 2012, the Third Metropolitan Regional Court, due to the nature of the issue, the Superior Court of the Federal Tribunal of Fiscal and Administrative Justice is drawn to the case. In addition, on November 27, 2012, Pemex-Refining was given terms to extend the corresponding demand. As of January 18, 2013 Pemex-Refining is under terms to extend the corresponding demand.

INTERNAL CONTROL

Petróleos Mexicanos management is responsible for establishing and maintaining an adequate internal control system for financial reporting. This system is designed to provide reasonable assurance regarding the reliability of financial statement information. The system of internal control over financial reporting includes those policies and procedures for:

(i) Make sure that the records reasonably deemed necessary details are accurate and complete and reflect the transactions and movements of PEMEX's assets;
(ii) Provide reasonable assurance that all transactions have been registered for the preparation of the financial statements and that PEMEX's expenses are made only in accordance with authorizations of the management and authority staff, executed by each entity concerned, and;
(iii) To provide management staff a reasonable assurance regarding prevention and early detection of any acquisition, disposal or use of unauthorized assets that could affect PEMEX's financial statements.

For the proper performance of their duties, the Board of Directors of Petróleos Mexicanos counts with the Audit and Performance Evaluation Committee, that has within its powers, to establish a risk management system that can affect the situation and financial operations of Petróleos Mexicanos, and regularly report to the Council on follow-up. In addition, the Audit and Performance Evaluation Committee should inform the Board of Directors the status of the internal control system and propose their amendments.

In order to perform their functions, the Audit and Performance Evaluation verifies compliance with the goals, objectives, plans and programs of Petróleos Mexicanos, including the timing, terms and conditions of the commitments adopted, as well as the performance indicators; verifies and certifies the reasonableness and adequacy of accounting and financial reporting, and supervises the processes to design, integrate and disseminate the financial and accounting information, besides the audits to be conducted.

(Figures stated in thousands, except as noted)

NOTE 1—STRUCTURE AND BUSINESS OPERATIONS OF PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES:

Petróleos Mexicanos was created on June 7, 1938, and began operations on July 20, 1938 in accordance with a decree of the Mexican Congress stating that all foreign-owned oil companies in operation at that time in the United Mexican States ("Mexico") were thereby nationalized. Petróleos Mexicanos and its four Subsidiary Entities (as defined below) are decentralized public entities of the Federal Government of Mexico (the "Mexican Government") and together comprise the Mexican oil and gas industry.

The operations of Petróleos Mexicanos and its Subsidiary Entities (as defined below) are regulated mainly by the *Constitución Política de los Estados Unidos Mexicanos* (Political Constitution of the United Mexican States, or the "Mexican Constitution"), the *Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo* (Regulatory Law to Article 27 of the Political Constitution of the United Mexican States concerning Petroleum Affairs, or the "Regulatory Law"), and the *Ley de Petróleos Mexicanos* (Petróleos Mexicanos Law) and the *Reglamento de la Ley de Petróleos Mexicanos* (Regulations to the Petróleos Mexicanos Law), which establishes the Mexican Government will be exclusively entrusted with the activities in the strategic areas of petroleum, hydrocarbons and basic petrochemicals through Petróleos Mexicanos and its Subsidiary Entities.

The Petróleos Mexicanos Law, which was published in the *Diario Oficial de la Federación* (Official Gazette of the Federation) on November 28, 2008, establishes that the four Subsidiary Entities will continue carrying out their activities in accordance with their objectives, fulfilling the commitments they have already assumed in Mexico and abroad.

On March 21, 2012, the President of Mexico issued the *Decreto que tiene por objeto establecer la estructura, el funcionamiento y el control de los organismos subsidiarios de Petróleos Mexicanos* (Decree to establish the structure, operation and control of the subsidiary entities of Petróleos Mexicanos, or the "Subsidiary Entities Decree"), which was published in the Official Gazette of the Federation and became effective as of the following day.

Under the Subsidiary Entities Decree:

- Petróleos Mexicanos continues to have the authority to direct the central planning and strategic management of the Subsidiary Entities in accordance with the Petróleos Mexicanos Law, and to provide general corporate services of an administrative and technical nature, as requested by the Subsidiary Entities;

- the Subsidiary Entities continue to undertake all activities related to technical and industrial operations that are strictly productive and commercial in nature, in accordance with their purpose;

- the organization continues to allocate the duties to each Subsidiary Entity in accordance with the rationale of distributing core activities of a productive character as referred to in the Petróleos Mexicanos Law;

- the activities related to petrochemical products, as opposed to basic petrochemicals, must be undertaken by the Subsidiary Entities, and such products will continue to be manufactured by Pemex- Petrochemicals (as defined below), notwithstanding undertakings by the private sector; and

- the activities, operations or services required by the Subsidiary Entities for carrying out their respective objectives may be undertaken by companies owned by Petróleos Mexicanos, the Subsidiary Entities or both. With respect to any activities not reserved exclusively for the State, the Subsidiary Entities may enter into alliances or partnerships with third parties.

The Subsidiary Entities are decentralized public entities of a technical, industrial and commercial nature with their own corporate identity and equity and with the legal authority to own property and conduct business in their own names. The Subsidiary Entities are controlled by and have the characteristics of subsidiaries of Petróleos Mexicanos. The Subsidiary Entities are:

- Pemex-Exploración y Producción ("Pemex-Exploration and Production");
- Pemex-Refinación ("Pemex-Refining");
- Pemex-Gas y Petroquímica Básica ("Pemex-Gas and Basic Petrochemicals"); and
- Pemex-Petroquímica ("Pemex-Petrochemicals").

The principal objectives of the Subsidiary Entities are as follows:

I. Pemex-Exploration and Production explores for and produces crude oil and natural gas; additionally, this entity transports, stores and markets such products;

II. Pemex-Refining refines petroleum products and derivatives thereof that may be used as basic industrial raw materials; additionally, this entity stores, transports, distributes and markets such products and derivatives;

(Figures stated in thousands, except as noted)

III. Pemex-Gas and Basic Petrochemicals processes natural gas, natural gas and artificial gas, derivatives thereof that may be used as basic industrial raw materials, and stores, transports, distributes and markets such products; additionally, this entity stores, transports, distributes and markets basic petrochemicals; and

IV. Pemex-Petrochemicals processes industrial petrochemicals other than basic petrochemicals and stores, distributes and markets secondary petrochemicals.

For purposes of these unaudited condensed consolidated interim financial statements, any capitalized name or term that is not defined herein will have the meaning attributed to it in the Regulatory Law or in the Petróleos Mexicanos Law.

In addition, on September 4, 2009, the Board of Directors of Petróleos Mexicanos (the "Board") approved the *Estatuto Orgánico* (Organic Statute) of Petróleos Mexicanos, which became effective on September 25, 2009 and has since been modified on August 9, 2010, August 2, 2011, February 23, 2012 and March 27, 2013. On March 28, 2013, the Organic Statutes of each Subsidiary Entity was published in the Official Gazette of the Federation. These Organic Statutes establish the structure, organizational basis and functions of the administrative units of Petróleos Mexicanos and of each of the Subsidiary Entities, and also delineate the duties and internal regulations of their respective Boards of Directors.

The principal distinction between the Subsidiary Entities and the Subsidiary Companies (as defined below) is that the Subsidiary Entities are decentralized public entities, whereas the Subsidiary Companies are companies that have been formed in accordance with the applicable laws of each of the respective jurisdictions in which they have been incorporated, and are managed as private corporations.

The "Subsidiary Companies" are defined as those companies which are not the Subsidiary Entities but in which Petróleos Mexicanos has more than a 50% ownership investment and/or effective control (see Note 3(a)).

"Non-consolidated companies and associates", as used herein, means (i) those subsidiary companies which are not Subsidiary Entities or Subsidiary Companies, as defined above in this note and (ii) those companies in which Petróleos Mexicanos has 50% or less ownership investment or does not have effective control (see Note 3(a)).

Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies are referred to collectively herein as "PEMEX".

(Figures stated in thousands, except as noted)

PEMEX's address and its principal place of business is:

Av. Marina Nacional No. 329
Col. Petróleos Mexicanos
Delegación Miguel Hidalgo
México, D.F. 11311
México

NOTE 2—BASIS OF PREPARATION:

(a) Statement of compliance

In January 2009, the *Comisión Nacional Bancaria y de Valores* (National Banking and Securities Commission, or "CNBV") amended its regulations in order to require Mexican issuers that disclose information through the *Bolsa Mexicana de Valores* (Mexican Stock Exchange), to adopt International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") beginning in 2012. In response to these requirements, PEMEX prepared its unaudited condensed consolidated interim financial statements as of and for the periods ended March 31, 2013 and 2012, in accordance with IAS 34 "Interim Financial Reporting".

These unaudited condensed consolidated interim financial statements do not include all the information and disclosure required for full annual consolidated financial statements and should be read in conjunction with PEMEX's audited consolidated financial statements as of and for the year ended December 31, 2012. PEMEX estimates that there is no significant impact on its unaudited condensed consolidated interim financial statements due to the seasonality of operations.

The accounting policies used in the preparation of these unaudited condensed consolidated interim financial statements under IFRS are consistent with those used in the preparation of PEMEX's audited consolidated financial statements as of and for the year ended December 31, 2012.

(b) Authorization

On April 25, 2013, these unaudited condensed consolidated interim financial statements under IFRS and the notes thereto were authorized for issuance by the following officers: Public Accountant Víctor M. Cámara Peón, Deputy Director of Accounting, Fiscal and Financial Control and C. Francisco J. Torres Suárez, Associate Managing Director of Accounting.

(c) *Basis of measurement*

These unaudited condensed consolidated interim financial statements have been prepared using the historical cost basis method, except where it is indicated that certain items have been measured using the fair value model or deemed cost basis. The principal items measured at fair value are derivative financial instruments and certain assets at the IFRS transition date. The principal item measured at amortized cost is debt, while the principal item measured at present value is the provision for employee benefits.

(d) *Functional and presentation currency*

These unaudited condensed consolidated interim financial statements are presented in Mexican pesos, which is both PEMEX's functional currency and presentation currency. All financial information has been rounded to the nearest thousand unless otherwise indicated. These unaudited condensed consolidated interim financial statements are presented in Mexican pesos due to the following:

(i) the economic environment in which PEMEX operates is Mexico, where the legal currency is the Mexican peso;

(ii) PEMEX is an entity owned and regulated by the Mexican Government; accordingly, PEMEX's budget is subject to legislative approval and is included in the Mexican annual budget, which is published in pesos;

(iii) benefits to employees are approximately 56% of PEMEX's total liabilities. The reserve maintained to meet these obligations is computed, denominated and payable in Mexican pesos; and

(iv) cash flows for payment of general expenses, taxes and duties are realized in Mexican pesos.

Although the prices of several products are based on international U.S. dollar-indices, domestic selling prices are governed by the economic and financial policies established by the Mexican Government. Accordingly, cash flows from domestic sales are generated and recorded in Mexican pesos.

Mexico's monetary policy regulator, the *Banco de México* (the Mexican central bank), requires that Government entities other than financial entities sell their foreign currency to the *Banco de México* in accordance with its terms, receiving Mexican pesos in exchange, which is the legal currency in Mexico.

(e) Use of estimates

The preparation of these unaudited condensed consolidated interim financial statements requires the use of estimates and assumptions made by PEMEX's management that affect the recorded amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of these unaudited condensed consolidated interim financial statements, as well as the recorded amounts of income and expenses during the period.

Significant estimates and underlying assumptions are reviewed on an ongoing basis, and revisions to accounting estimates are recognized in the period in which any estimates are revised and in any future periods affected by such revision.

Actual results could differ from those estimates and assumptions.

(f) Terms definition

References in these unaudited condensed consolidated interim financial statements and the related notes to "pesos" or "Ps." refers to Mexican pesos, "U.S. dollars" or "U.S. $" refers to dollars of the United States of America, "yen" or "¥" refers to Japanese yen, "euro" or "€" refers to the legal currency of the European Economic and Monetary Union, "Pounds sterling" or "£" refers to the legal currency of the United Kingdom, "Swiss francs" or "CHF" refers to the legal currency of the Swiss Confederation, "Canadian dollars" or "CAD" refers to the legal currency of Canada and "Australian dollars" or "AUD" refers to the legal currency of Australia. Figures in all currencies are presented in thousands of the relevant currency unit, except exchange rates and product and share prices.

NOTE 3—SIGNIFICANT ACCOUNTING POLICIES:

Below is a summary of the significant accounting policies followed by PEMEX in the preparation of its unaudited condensed consolidated interim financial statements:

(a) Consolidation

The unaudited condensed consolidated interim financial statements include those of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies.

Investment in subsidiaries

The Subsidiary Entities and Subsidiary Companies are those controlled by PEMEX. Control exists when PEMEX has the power to govern the financial and operating policies of an entity in order to obtain benefits from its activities. The Subsidiary Companies are consolidated from the date that control commences until the date that control ceases.

The consolidated Subsidiary Entities are Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals.

The consolidated Subsidiary Companies are as follows: P.M.I. Comercio Internacional, S.A. de C.V. ("PMI CIM")(i); P.M.I. Trading, Ltd. ("PMI Trading")(i); P.M.I. Holdings North America, Inc. ("PMI HNA")(i); P.M.I. Holdings Petróleos España, S.L. ("PMI HPE")(i); P.M.I. Holdings, B.V. ("PMI HBV")(i); P.M.I. Norteamérica, S.A. de C.V. ("PMI NASA")(i); Kot Insurance Company, AG ("KOT"); Integrated Trade Systems, Inc. ("ITS"); P.M.I. Marine, Ltd. ("PMI Mar")(i); P.M.I. Services, B.V. ("PMI SHO")(i); Pemex Internacional España, S.A. ("PMI SES")(i); Pemex Services Europe, Ltd. ("PMI SUK")(i); P.M.I. Services North America, Inc. ("PMI SUS")(i); Mex Gas International, Ltd. ("MGAS"); and Pemex Finance, Ltd. ("FIN").

(i) Member company of the "PMI Group".

The financial information of the Subsidiary Entities and Subsidiary Companies have been prepared based on the same period of PEMEX's financial statements applying the same accounting policies.

Investments in associates and joint ventures

Investments in associates are those in which PEMEX has significant influence but not the power to control financial and operational decisions. It is assumed that there is significant influence when PEMEX owns directly or indirectly between 20% and 50% of voting rights in another entity.

Joint ventures are those arrangements whereby two or more parties undertake an economic activity that is subject to joint control.

Investments in associates and joint ventures are recognized based on the equity method and recorded initially at cost, including any goodwill identified on acquisition. The investment cost includes transaction costs.

The unaudited condensed consolidated interim financial statements include the proportion of gains, losses and other comprehensive income corresponding to PEMEX's share in each investee, once these items are adjusted to align with the accounting policies of PEMEX, from the date that significant influence and joint control begins to the date that such influence or joint control ceases.

When the value of the share of losses exceeds the value of PEMEX's investment in an associate or joint venture, the carrying value of the investment, including any long-term investment, is reduced to zero and PEMEX ceases to recognize additional losses, except in cases where PEMEX is jointly liable for obligations incurred by those associates and joint ventures.

Eliminated transactions in consolidation

All significant intercompany balances and transactions have been eliminated in the preparation of the unaudited condensed consolidated interim financial statements pursuant to IFRS 10, "Consolidated Financial Statements" ("IFRS 10").

Unrealized gains arising from transactions with entities whose investment is accounted for using the equity method are eliminated against the investment to the extent of participation in such entities. Unrealized losses are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment.

Other investments

Investments in shares where PEMEX does not have control, joint control or significant influence are carried at fair value, unless there is not a quoted price in an active market and the fair value cannot be measured reliably, in which case they are carried at cost. The dividends of these companies are recognized as revenue when they are declared.

Non-controlling interests

The interests of third parties who do not have a controlling interest in the equity or comprehensive result of subsidiaries of PEMEX are presented in the condensed consolidated interim statements of changes in equity as "non-controlling interests", and as net income and comprehensive income for the period, attributable to non-controlling interests, in the condensed consolidated interim statement of comprehensive income.

(b) Foreign currency

Transactions in foreign currency

In accordance with IAS 21, "The Effects of Changes in Foreign Exchange Rates" ("IAS 21"), transactions denominated in foreign currencies are translated to the functional currency at exchange rates at the dates of the transactions.

Translation of foreign currency

A foreign currency transaction shall be translated into a different reporting currency using the following procedures: (i) assets and liabilities for each statement of financial position presented shall be translated at the closing rate at the date of that statement of financial position; (ii) equity items, income and expenses for each statement of comprehensive income or separate income statement presented shall be translated at exchange rates at the relevant date of such transaction; and (iii) all resulting exchange differences shall be recognized in other comprehensive result.

Exchange differences arising from the settlement of monetary items or from translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the period in which they arise. When a gain or loss on a non-monetary item is recognized in other comprehensive result, any exchange component of that gain or loss is recognized in other comprehensive result. Conversely, when a gain or loss on a non-monetary item is recognized in profit or loss, any exchange component of that gain or loss shall be recognized in profit or loss.

(c) Financial instruments

Financial instruments are classified as: (i) financial instruments measured at fair value through profit or loss; (ii) financial instruments held to maturity; (iii) available for sale financial assets; (iv) loans and receivables held to maturity; or (v) derivative financial instruments. PEMEX determines the classification of its financial instruments at the time of initial recognition.

PEMEX's financial instruments include cash and short-term deposits, accounts receivable, other receivables, loans, accounts payable to suppliers, other accounts payable, borrowings and debts, as well as derivatives.

Financial instruments measured at fair value through profit or loss

A financial instrument is measured at fair value through profit or loss if it is classified as held for trading or designated as such upon initial recognition. Financial assets are designated at fair value through profit or loss if PEMEX manages such investments and makes purchase and sale decisions based on their fair value in accordance with PEMEX's documented risk management or investment strategy. In addition, directly attributable transaction costs are recognized in profit or loss as incurred.

Held-to-maturity financial instruments

Financial instruments that are intended to be and are capable of being held to maturity are classified as held to-maturity. Held-to-maturity financial instruments are recognized initially at fair value in addition to any directly attributable transaction costs. Subsequent to their initial recognition, held-to-maturity financial instruments are measured at amortized cost using the Effective Interest Rate method ("EIR method"), less any impairment losses.

Any sale or reclassification of a significant amount of held-to-maturity investments with long maturities would result in the reclassification of all held-to-maturity investments as available-for-sale, and would prevent PEMEX from classifying investment securities as held-to-maturity for the current financial year.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial instruments that are designated as available for-sale or are not classified in any of the previous categories. PEMEX's investments in certain equity securities and debt securities are classified as available-for-sale financial assets. Available-for-sale financial assets are recognized initially at fair value plus any directly attributable transaction costs.

Subsequent to initial recognition, available-for-sale financial assets are measured at fair value. In addition, any gains or losses associated with such instruments, as well as impairment losses and foreign exchange differences are recognized in other comprehensive result and presented in the fair value reserve in equity. When an investment is derecognized, any gains or losses accumulated in equity are reclassified to profit or loss.

Sales and purchases of financial assets that require the delivery of such assets within a period of time established by market practice are recognized as of the negotiation date (the date on which PEMEX commits to purchase or sell the asset).

Loans and receivables held to maturity

After initial recognition, loans and debt securities that bear interest are measured at amortized cost using the EIR method, less impairment losses.

The amortized cost is calculated based on any discount or premium on acquisition and fees and costs that are an integral part of the EIR method. Amortization of costs is included under the heading of finance cost—net in the statement of comprehensive income.

Derivative financial instruments

Derivative financial instruments ("DFIs") presented in the unaudited condensed consolidated statement of financial position are carried at fair value. In the case of DFIs held for trading, changes in fair value are recorded in profit or loss; in the case of DFIs formally designated as and that qualify for hedging, changes in fair value are recorded in the statement of comprehensive income using cash flow or fair value hedge accounting, with gains or losses classified in accordance with the earnings treatment of the hedge transaction.

Embedded derivatives

PEMEX evaluates the potential existence of embedded derivatives found in its contracts, including, among others, its procurement contracts, construction contracts and other commitments. Embedded derivatives have terms that implicitly or explicitly meet the characteristics of a DFI. In some instances, these embedded derivatives must be segregated from the underlying contracts and measured, recognized, presented and disclosed as DFIs, such as when the economic risks and terms of the embedded derivative are not clearly and closely related to the underlying contract.

Impairment of financial assets

At each reporting date, PEMEX evaluates whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of the financial asset.

(d) Cash and cash equivalents

Cash and cash equivalents are comprised of cash balances on hand, demand deposits, foreign currency reserves and instruments with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, which are used in the management of PEMEX's short-term commitments.

With respect to the statement of cash flows, the cash and cash equivalents line item consists of the cash and cash equivalents described above, net of bank overdrafts pending payment.

Cash subject to restrictions that cannot be exchanged or used to settle a liability within twelve months is not considered part of this line item and is presented in non-current assets.

(e) Accounts, notes receivable and other

Accounts receivable are recognized at realizable value, net of allowance for doubtful accounts. The realizable value, if any, of a long-term account receivable is determined by considering its present value. In addition, interest income from accounts receivable is recognized on an accrued basis, provided that the amount can be reliably measured and collection is probable.

(f) Inventories and cost of sales

PEMEX's inventories are valued at the lower of cost or net realizable value. Cost is determined based on the cost of production or acquisition of inventory, using the average cost formula. PEMEX includes fixed and indirect costs of production in the calculation of production cost. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling costs.

Cost of sales represents the cost of inventories at the time of sale, increased, where appropriate, by declines in net realizable value of inventories during the period.

Advances to suppliers are recognized as part of inventory when the risks and benefits of the ownership of the inventory have been transferred to PEMEX.

(g) Wells, pipelines, properties, plant and equipment

Wells, pipelines, properties, plant and equipment are measured at acquisition or construction cost less accumulated depreciation and accumulated impairment losses.

PEMEX uses the successful efforts method for the exploration and production of crude oil and gas activities, considering the criteria mentioned in IFRS 6, "Exploration for and Evaluation of Mineral Resources" ("IFRS 6"), in relation to the recognition of exploration and drilling assets. Costs of development wells and related plant, property and equipment involved in the exploitation of oil and gas are recorded as part of the cost of assets. The costs of exploratory wells in areas that have not yet been designated as containing proved reserves are recorded as intangible assets until it is determined whether they are commercially viable. Otherwise, the costs of drilling the exploratory well are charged to exploration expense. Other expenditures on exploration are recognized as exploration expenses as they are incurred.

Items of wells, pipelines, properties, plant and equipment are initially recorded at cost, which includes their original purchase price or construction cost, any costs attributable to bringing the assets to a working condition for their intended use and the costs of dismantling and removing the items and restoring the site on which they are located, including the estimated cost of plugging and abandoning wells, in accordance with IAS 16, "Property, Plant and Equipment" ("IAS 16").

The cost of finance projects that require large investments or financing incurred for specific projects, net of interest revenues from the temporary investment of these funds, is recognized as part of wells, pipelines, properties, plant and equipment when the cost is directly attributable to the construction or acquisition of a qualifying asset. The capitalization of these costs is suspended during periods in which the development of construction is interrupted, and its capitalization ends when the activities necessary for the use of the qualifying asset are substantially completed. All other finance costs are recognized in the statement of comprehensive income in the period in which they are incurred.

The cost of self-constructed assets includes interest on financing, the cost of materials and direct labor as well as any other costs directly attributable to the commissioning. In some cases the cost also includes the cost of dismantling and removal.

Expenditures related to the construction of wells, pipelines, plant and equipment during the stage prior to commissioning are stated at cost as intangible assets or construction in progress, in accordance with the characteristics of the asset. Once the assets are ready for use, the costs are transferred to the respective component of wells, pipelines, plant and equipment and depreciation or amortization begins.

The costs of major maintenance, general repairs or replacement of a component of an item of wells, pipelines, properties, plant and equipment are recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the component will flow to PEMEX and its cost can be measured reliably. The costs of the day-to-day servicing of wells, pipelines, properties, plant and equipment are recognized in profit or loss as incurred.

Depreciation and amortization of capitalized costs in wells is determined based on the estimated commercial life of the field to which the wells belong, considering the relationship between the production of barrels of oil equivalent for the period and proved developed reserves of the field, as of the beginning of the year, with quarterly updates for new development investments.

Depreciation of other elements of wells, pipelines, properties, plant and equipment is recognized in profit or loss on a straight-line basis over the estimated useful life of the asset, beginning as of the date that the asset is available for use, or in the case of construction, from the date that the asset is completed and ready for use.

The value of property subject to finance leases is included in the line item of wells, pipelines, properties, plant and equipment. Properties, plant and equipment are depreciated over the shorter of the lease term or the useful life of the asset.

Advance payments for the acquisition of properties, plant and equipment are also recognized in the line item as wells, pipelines, properties, plants and equipment.

The costs of minor maintenance and repairs of a component of an item of properties, plant and equipment are recognized in the statement of comprehensive income as they are incurred.

The estimated useful lives and annual rates of depreciation of significant items of wells, pipelines, properties, plant and equipment are as follows:

(Figures stated in thousands, except as noted)

Asset	Useful life (years)	Rate %
Buildings	35	3
Pipelines	35	3
Offshore transportation equipment	25	4
Offshore Platforms	25	4
Plants	25	4
Drilling equipment	20	5
Furniture and equipment	10	10
Machinery	10	10
Tools	10	10
Devices and instruments	10	10
Telecommunications equipment	10	10
Land transportation equipment	5	20
Medical instruments and equipment	4	25
Computers equipment	4	25
Environmental control equipment	4	25

(h) Crude oil and natural gas reserves

Under the Mexican Constitution and the Regulatory Law, all oil and other hydrocarbon reserves within Mexico are owned by the Mexican nation and not by PEMEX. Under the Petróleos Mexicanos Law, Pemex-Exploration and Production has the exclusive right to extract these reserves and to sell the resulting production, but the reserves are not registered for accounting purposes since they are not owned by PEMEX. Pemex-Exploration and Production estimates total proved oil and natural gas reserve volumes in accordance with Rule 4-10(a) of Regulation S-X of the SEC, as amended ("Rule 4-10(a)"), and where necessary, in accordance with the *Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information* promulgated by the Society of Petroleum Engineers (the "SPE") as of February 19, 2007. These procedures are consistent with international reserves reporting practice. The estimation of these reserves depends on assumptions made and the interpretation of the data available, and may vary among analysts. The results of drilling activities, test wells and production after the date of estimation are utilized in future revisions of reserves estimates.

(i) Impairment of non-financial assets

The carrying amounts of PEMEX's non-financial assets, other than inventories and deferred taxes, are assessed for indicators of impairment at the end of each reporting period. If the net carrying value of the asset exceeds the recoverable amount, PEMEX records an impairment charge in its statement of comprehensive income.

The recoverable amount is defined as the higher of the fair value minus the cost of sales and the use value. Value in use is the discounted present value of the future cash flows expected to arise from the continuing use of an asset, and from its disposal at the end of its useful life. In measuring value in use, the discount rate applied is the pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value is calculated using discounted cash flows determined by the assumptions that market participants would apply in order to estimate the price of an asset or cash generating unit if such participants were acting in their best economic interest.

A cash-generating unit is the smallest identifiable group of assets which can generate cash inflows independently from other assets or groups of assets. In the case of cash-generating assets or items dedicated to the exploration and evaluation of hydrocarbons reserves, the recoverable amount is determined by adjusting the fair value, which is based on the proved and probable reserves, for the risk factor associated with such reserves.

Impairment losses are recognized in the statement of comprehensive income. If an impairment loss subsequently improves, and such improvement is greater than the carrying value of the asset and appears to be permanent, the impairment loss recorded previously is reversed only up to the amount of the previously recognized impairment loss.

(j) Intangible assets

Intangible assets acquired separately are measured at the time the initial cost of acquisition is recognized. After the initial recognition, intangible assets are measured at their acquisition cost, less (i) accumulated amortization, measured using the straight-line method during the estimated useful life of the intangible asset and (ii) accumulated impairment.

Rights-of-way and easements are amortized over the contract period or over the remaining life of the fixed asset or property to which they pertain, whichever is lower.

(k) Leases

The determination of whether an agreement is or contains a lease is based on the content of the agreement at the date of execution. An agreement contains a lease if performance under the agreement depends upon the use of a specific asset or assets, or if the agreement grants the right to use the asset.

Finance leases, which transfer to PEMEX substantially all the inherent benefits and risks of the leased property, are capitalized at the date the lease commences, and the value is recorded as the lower of the fair value of the leased property and the present value of the minimum lease payments. Payments on the lease are divided between the financial costs and the amortization of the remaining debt principal in order to achieve a constant interest rate for the outstanding liability. The finance costs are recognized in the statement of comprehensive income.

Operating lease payments that do not transfer to PEMEX substantially all the risks and benefits of ownership of the leased asset are recognized as expenses in the statement of comprehensive income on a straight line basis over the term of the lease. Operating lease payments that do transfer to PEMEX substantially all the risks and benefits of ownership are instead capitalized and treated as under the paragraph above.

(l) Provisions

PEMEX recognizes provisions where, as a result of a past event, PEMEX has incurred a legal or contractual obligation for which the transfer of an asset is probable and the amount of such transfer is reasonably estimable. In certain cases, such amounts are recorded at their present value.

Environmental liabilities

In accordance with applicable legal requirements and accounting practices, an environmental liability is recognized when the cash outflows are probable and the amount is reasonably estimable. Disbursements related to the conservation of the environment that are linked to revenue from current or future operations are accounted for as costs or assets, depending on the circumstances of each disbursement. Disbursements related to past operations, which no longer contribute to current or future revenues, are accounted for as current period costs.

The accrual of a liability for a future disbursement occurs when an obligation related to environmental remediation, for which PEMEX has the information necessary to determine a reasonable estimated cost, is identified.

Retirement of assets

The obligations associated with the future retirement of assets, including those related to the retirement of properties, plant, equipment and their components, but excluding those related to the retirement of wells, are recognized at the date that the retirement obligation is incurred, based on the discounted cash flow method. The determination of the fair value is based on existing technology and regulations. If a reliable estimation of fair value cannot be made at the time the obligation is incurred, the accrual will be recognized when there is sufficient information to estimate the fair value.

The obligations related to the costs of future retirement of assets associated with the principal refining processes for gas and petrochemicals are not recognized. These assets are considered to have an indeterminate useful life due to the potential for maintenance and repairs, and, accordingly, PEMEX lacks sufficient information to reasonably determine the date on which they will be dismantled.

The abandonment costs related to wells currently in production and wells temporarily closed are recorded in the statement of comprehensive income based on the units of production method. Total cost of abandonment and dismantlement for non-producing wells is recognized in the statement of comprehensive income at the end of each period. All estimations are based on the useful lives of the wells, considering their discounted present value. Salvage values are not considered, as these values commonly have not traditionally existed.

(m) Employee benefits

PEMEX operates a defined benefit pension plan under which it makes contributions to a fund that is administrated separately. PEMEX recognizes the cost for defined benefit plans based on independent actuarial computations applying the projected unit credit method. Actuarial gains and losses are recognized within other comprehensive result for the period in which they occur.

The costs of prior services are recognized within profit or loss for the period in which they are incurred.

PEMEX's net obligation with respect to the defined benefit plan equals the present value of the defined benefit obligation less the fair value of plan assets. The value of any asset is limited to the present value of available reimbursements and reductions in future contributions to the plan.

In addition, seniority premiums payable for disability are recognized within other long-term employee benefits. Any actuarial gains and losses are recognized in profit or loss for the period.

Termination benefits are recognized in profit or loss for the period in which they are incurred.

(n) Taxes and federal duties

Petróleos Mexicanos and the Subsidiary Entities are subject to special tax laws, which are based mainly on petroleum production and revenues from oil, gas and refined products.

The special tax laws to which PEMEX is subject are as follows:

- *Derecho ordinario sobre hidrocarburos* (Ordinary Hydrocarbons Duty, or "DOSH")
- *Derecho sobre hidrocarburos para el fondo de estabilización* (Hydrocarbons Duty for the Stabilization Fund)
- *Derecho extraordinario sobre la exportación de petróleo crudo* (Extraordinary Duty on Crude Oil Exports)
- *Derecho para la investigación científica y tecnológica en materia de energía* (Duty for Scientific and Technological Research on Energy)
- *Derecho para la fiscalización petrolera* (Duty for Oil Monitoring)
- *Derecho sobre la extracción de hidrocarburos* (Extraction of Hydrocarbons Duty)
- *Derecho especial sobre hidrocarburos* (Special Hydrocarbons Duty)
- *Derecho adicional sobre hidrocarburos* (Additional Duty on Hydrocarbons)
- *Derecho para regular y supervisar la exploración y explotación de hidrocarburos* (Duty to regulate and supervise the exploration and exploitation of hydrocarbons, or "Hydrocarbons Exploration Tax")
- *Impuesto a los rendimientos petroleros* (Hydrocarbon Income Tax, or "IRP")

Petróleos Mexicanos and the Subsidiary Entities are not subject to the *Ley del Impuesto Sobre la Renta* (Income Tax Law) or the *Ley del Impuesto Empresarial a Tasa Única* (Flat Rate Business Tax, or "IETU").

Special Tax on Production and Services ("IEPS Tax")

The IEPS Tax charged to customers is a tax on domestic sales of gasoline and diesel. The applicable rates depend on, among other factors, the product, producer's price, freight costs, commissions and the region in which the respective product is sold.

Deferred taxes

Deferred taxes are recorded based on the assets and liabilities method, which consists of the recognition of deferred taxes by applying tax rates applicable to the IRP and income tax to the temporary differences between the carrying value and tax values of assets and liabilities at the date of these unaudited condensed consolidated interim financial statements.

(o) Contingencies

Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the consolidated financial statements. Contingent revenues, earnings or assets are not recognized until realization is assured.

(p) Revenue recognition

For all export products, risk of loss and ownership (title) is transferred upon shipment. PEMEX therefore records sales revenue upon shipment to customers abroad. In the case of certain domestic sales in which the customer takes product delivery at a PEMEX facility, sales revenues are recorded at the time of delivery. For domestic sales in which PEMEX is responsible for product delivery, risk of loss and ownership is transferred at the delivery point and PEMEX records sales revenue upon delivery.

PEMEX recognizes revenues for services at the time that the related services are rendered.

(q) Presentation of consolidated statements of comprehensive income

The costs and expenses shown in PEMEX's consolidated statements of comprehensive income are presented based on their function, which allows for a better understanding of the components of PEMEX's operating income. This classification allows for a comparison to the industry to which PEMEX belongs.

Cost of sales

Cost of sales represents the cost of inventories at the time of sale. Cost of sales includes depreciation, amortization, salaries, wages and benefits, a portion of the cost of the reserve for employee benefits and operating expenses related to the production process.

Transportation, distribution and administrative expenses

Transportation, distribution and administrative expenses are costs in connection to the storage and delivery of products, as well as costs related to PEMEX's administrative personnel, such as depreciation, personnel related expenses and operating expenses associated with these activities.

Other revenues, net

Other revenues consists primarily of income received due to the "negative" IEPS Tax rate.

Finance cost, net

Finance cost is comprised of interest income and expenses and the valuation effects of financial instruments, minus any portion of the finance cost that is capitalized.

(r) Operating segments

Operating segments are identifiable components of PEMEX that pursue business activities from which PEMEX earns revenues and incurs expenses, including those revenues and expenses from transactions with other segments of PEMEX, and for which information is available to principal management on a segmented basis and is assessed by PEMEX's management in order to allocate resources and assess the profitability of the segments.

(s) Changes in accounting policies and disclosure

The new IFRS and the interpretations and revisions described below apply to annual periods beginning on or after January 1, 2013.

IFRS 10, Consolidated Financial Statements

IFRS 10 defines the principle of control, establishes control as the basis for consolidation and sets outs the accounting requirements for the preparation of consolidated financial statements. IFRS 10 supersedes both IAS 27, "Consolidated and Separate Financial Statements" ("IAS 27") and SIC-12, "Consolidation—Special Purpose Entities". The adoption of IFRS 10 did not have any effect on PEMEX's financial statements.

(Figures stated in thousands, except as noted)

IFRS 11, Joint Arrangements ("IFRS 11")

IFRS 11, which supersedes IAS 31, "Joint Ventures", outlines the accounting practices for entities that agree to jointly control an arrangement. Arrangements subject to joint control are classified as either a joint operation or a joint venture. IFRS 11 sets forth that investments in joint ventures should be recognized using the equity method and no longer allows for the application of the proportionate consolidation method. The adoption of IFRS 11 did not have any effect on PEMEX's financial statements.

IFRS 12, Disclosure of Interests in Other Entities ("IFRS 12")

IFRS 12 establishes the disclosure requirements relating to investments in subsidiaries, joint ventures, associates and/or unconsolidated structured entities. The adoption of IFRS 12 did not have any effect on PEMEX's financial statements.

IFRS 13, Fair Value Measurement ("IFRS 13")

IFRS 13 defines fair value, establishes a framework for measurement and requires disclosure about fair value measurements. However, it does not set forth additional requirements or prohibitions on the use of fair value. The adoption of IFRS 13 did not have any effect on PEMEX's financial statements.

IAS 27 (Revised), Separate Financial Statements ("IAS 27 Revised")

IAS 27 Revised supersedes IAS 27, and is now limited to only setting the standards to be applied in accounting for investments in subsidiaries, joint ventures, associates and structured entities within separate (nonconsolidated) financial statements. The general requirements for the aforementioned entities remain substantially unchanged under IAS 27 Revised. The adoption of IAS 27 (Revised) did not have any effect on PEMEX's financial statements.

NOTE 4—SEGMENT FINANCIAL INFORMATION:

PEMEX's primary business is the exploration and production of crude oil and natural gas and the refining and marketing of petroleum products, conducted through six business segments: Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals, Pemex-Petrochemicals, the Trading Companies (as defined below) and Corporate and Other Subsidiary Companies. Management makes decisions related to the operations of the consolidated business along these six strategic lines. Due to PEMEX's structure, there are significant quantities of inter-segment sales among the reporting segments, which are made at internal transfer prices established by PEMEX reflecting international market prices.

The primary sources of revenue for the segments are as described below:

- Pemex-Exploration and Production earns revenues from domestic crude oil sales, as well as from the export of crude oil through the Trading Companies (as defined below). Export sales are made through the PMI CIM to approximately 24 major customers in various foreign markets. Approximately half of PEMEX's crude oil is sold to Pemex-Refining and PMI Trading.

- Pemex-Refining earns revenues from sales of refined petroleum products and derivatives. Most of Pemex-Refining's sales are to third parties and occur within the domestic market. The entity sells a significant portion of its fuel oil production to the *Comisión Federal de Electricidad* (Federal Electricity Commission, or "CFE") and jet fuel to *Aeropuertos y Servicios Auxiliares* (the Airports and Auxiliary Services Agency). Pemex-Refining's most important products are different types of gasoline.

- Pemex-Gas and Basic Petrochemicals earns revenues primarily from domestic sources. Pemex-Gas and Basic Petrochemicals also consumes high levels of its own natural gas production. Most revenues of this entity are obtained from the sale of ethane and butane gas.

- Pemex-Petrochemicals is engaged in the sale of petrochemical products to the domestic market. Pemex-Petrochemicals offers a wide range of products. The majority of Pemex-Petrochemicals' revenues comes from methane derivatives, ethane derivatives and aromatics and derivatives.

- The trading companies, which consist of PMI NASA, PMI CIM, MGAS and PMI Trading (the "Trading Companies"), earn revenues from trading crude oil, natural gas and petroleum and petrochemical products within international markets.

- The Corporate and Other Subsidiary Companies provide administrative, financing, consulting and logistical services, as well as economic, tax and legal advice to PEMEX's entities and companies.

The following tables present the unaudited condensed consolidated financial information of these segments including unrealized intersegment gain (loss) and consolidation eliminations. These reporting segments are those which PEMEX's management evaluates in its analysis of PEMEX.

(Figures stated in thousands, except as noted)

As of / for the period ended March 31, 2013:	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Trading Companies	Corporate and Other Subsidiary Companies	Intersegment Eliminations	Total
Sales								
Trade	Ps. —	Ps. 173,651,857	Ps. 33,078,664	Ps. 7,288,023	Ps. 179,999,660	Ps —	Ps. —	Ps. 394,018,204
Intersegment	320,246,611	17,526,198	16,498,112	2,505,731	97,500,282	14,588,176	(468,865,110)	—
Services income	—	934,828	269,482	—	208,805	1,126,023	(303,162)	2,235,976
Cost of sales	(77,859,666)	(250,138,404)	(46,313,641)	(9,626,934)	(273,886,872)	(794,960)	454,778,351	(203,842,126)
Gross income (loss)	242,386,945	(58,025,521)	3,532,617	166,820	3,821,875	14,919,239	(14,389,921)	192,412,054
Other revenues	5,484,247	34,893,601	(110,927)	115,891	101,957	107,133	(18,171)	40,573,731
General expenses	(11,200,315)	(15,500,628)	(3,470,875)	(3,565,907)	(392,049)	(11,782,379)	14,443,659	(31,468,494)
Operating income (loss)	236,670,877	(38,632,548)	(49,185)	(3,283,196)	3,531,783	3,243,993	35,567	201,517,291
Finance cost—Net	(8,055,165)	(4,735,308)	1,004,631	154,548	(324,301)	(2,080,623)	(34,506)	(14,070,724)
Exchange gain—Net	25,678,470	2,971,317	124,378	2,238	60,461	3,740,475	—	32,577,339
Profit (loss) sharing in non-consolidated companies, associates and others	38,877	—	142,008	—	(429,406)	2,222,475	(2,212,018)	(238,064)
Taxes and duties	(221,978,477)	—	(843,498)	(8,846)	(1,031,157)	(311,976)	—	(224,173,954)
Net income (loss)	32,354,582	(40,396,539)	378,334	(3,135,256)	1,807,380	6,814,344	(2,210,957)	(4,388,112)
Total current assets	596,520,489	297,761,638	102,035,559	78,017,610	105,869,282	489,649,423	(1,353,631,176)	316,222,825
Permanent investments in shares of non-consolidated companies, associates and others	1,021,196	409,266	3,821,199	—	6,695,162	370,740,956	(367,506,203)	15,181,576
Wells, pipelines, properties, plant and equipment	1,281,602,557	235,677,835	103,111,732	40,901,597	281,726	10,235,861	—	1,671,811,308
Total assets	1,890,735,072	535,535,697	209,477,080	119,392,980	119,291,415	1,534,684,989	(2,374,270,110)	2,034,847,123
Total current liabilities	187,224,553	380,508,629	24,131,233	6,755,539	78,763,732	911,371,669	(1,345,669,655)	243,085,700
Long-term debt	629,075,376	23,484,229	1,018,290	175,966	3,018,659	655,842,441	(646,634,881)	665,980,080
Employee benefits	418,697,988	435,885,029	97,759,985	129,046,186	1,364,232	225,453,810	—	1,308,207,230
Total liabilities	1,299,154,596	849,554,104	147,422,312	136,235,933	85,335,109	1,803,012,144	(2,006,774,567)	2,313,939,631
Total equity (Deficit)	591,580,476	(314,018,407)	62,054,768	(16,842,953)	33,956,306	(268,327,155)	(367,495,543)	(279,092,508)
Depreciation and amortization	31,502,991	2,667,064	1,655,176	624,292	18,454	170,787	—	36,638,764
Net cost for the period of employee benefits	9,746,197	9,965,568	2,365,751	2,957,051	45,792	5,607,963	—	30,688,322
Acquisition of fixed assets	44,638,150	4,140,138	820,842	1,376,022	—	106,200	—	51,081,352

(Figures stated in thousands, except as noted)

For the period ended March 31, 2012:	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Trading Companies	Corporate and Other Subsidiary Companies	Intersegment Eliminations	Total
Sales								
Trade	Ps. —	Ps. 165,973,384	Ps. 29,659,351	Ps. 7,925,503	Ps. 206,091,921	Ps. —	Ps. —	Ps. 409,650,159
Intersegment	349,545,551	17,657,170	17,905,783	1,592,488	105,819,606	15,631,007	(508,151,605)	—
Services income	—	1,020,360	228,530	—	172,915	543,704	(290,194)	1,675,315
Cost of sales	(65,705,346)	(254,810,389)	(45,062,523)	(7,143,045)	(309,430,942)	(768,942)	494,921,777	(187,999,410)
Gross income (loss)	283,840,205	(70,159,475)	2,731,141	2,374,946	2,653,500	15,405,769	(13,520,022)	223,326,064
General expenses	(10,180,152)	(13,795,993)	(3,193,034)	(3,238,456)	(316,421)	(9,859,486)	13,737,794	(26,845,748)
Other revenues	526,026	53,916,959	86,316	73,012	101,986	74,347	(172,914)	54,605,732
Operating income (loss)	274,186,079	(30,038,509)	(375,577)	(790,498)	2,439,065	5,620,630	44,858	251,086,048
Finance cost—Net	(5,582,161)	(3,718,582)	616,591	(178,681)	(1,157,596)	1,420,176	(47,482)	(8,647,735)
Exchange gain—Net	34,568,587	3,330,062	289,099	31,480	(60,077)	6,221,831	—	44,380,982
Profit (loss) sharing in non-consolidated companies, associates and others	69,847	—	(30,590)	—	123,208	31,740,551	(31,739,201)	163,815
Taxes and duties	(244,518,308)	(293,231)	303,498	(4,587)	(321,537)	(1,752,141)	—	(246,586,306)
Net income (loss)	58,724,044	(30,720,260)	803,021	(942,286)	1,023,063	43,251,047	(31,741,825)	40,396,804
Total current assets	847,387,829	391,962,405	97,625,729	89,510,612	130,379,054	899,087,105	(2,128,336,396)	327,616,338
Permanent investments in shares of non-consolidated companies, associates and others	862,940	157,094	1,668,645	-	6,274,058	682,281,715	(677,797,298)	13,447,154
Wells, pipelines, properties, plant and equipment	1,216,639,681	220,446,672	107,683,328	41,157,762	31,271	9,865,717	-	1,595,824,431
Total assets	2,077,629,789	614,155,737	207,279,242	131,567,289	142,271,130	2,222,063,092	(3,421,913,448)	1,973,052,831
Total current liabilities	414,077,683	505,560,801	24,566,958	25,148,937	102,748,812	1,291,548,186	(2,118,432,180)	245,219,197
Long-term debt	589,439,559	30,600,029	1,560,109	234,251	2,531,393	623,473,136	(608,950,604)	638,887,873
Employee benefits	280,287,699	285,319,767	63,894,002	83,253,034	421,173	151,126,467	-	864,302,142
Total liabilities	1,341,755,065	830,896,488	115,061,016	108,991,212	107,722,898	2,077,746,438	(2,744,118,280)	1,838,054,837
Total Equity (Deficit)	735,874,724	(216,740,751)	92,218,226	22,576,077	34,548,232	144,316,654	(677,795,168)	134,997,994
Depreciation and amortization	28,047,125	2,604,364	1,936,024	671,317	14,794	162,609	-	33,436,233
Net cost for the period of employee benefits	7,526,007	7,549,809	1,742,864	2,212,768	23,947	4,335,264	-	23,390,659
Acquisition of fixed assets	33,856,789	3,842,318	522,720	755,900	-	1,178,100	-	40,155,827

(Figures stated in thousands, except as noted)

Year ended December 31, 2012:	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Trading Companies	Corporate and Other Subsidiary Companies	Intersegment Eliminations	Total
Sales								
Trade	Ps. -	Ps. 720,874,065	Ps. 118,402,283	Ps. 27,760,353	Ps. 772,699,053	Ps. -	Ps. -	Ps. 1,639,735,754
Intersegment	1,333,286,214	61,480,371	66,226,902	7,650,488	448,731,943	55,352,873	(1,972,728,791)	-
Services income	-	4,361,364	1,088,258	-	727,371	2,191,282	(1,191,989)	7,176,286
Cost of sales	(302,840,887)	(1,025,958,672)	(175,765,662)	(31,826,657)	(1,211,608,953)	(2,900,312)	1,918,410,569	(832,490,574)
Gross income (loss)	1,030,445,327	(239,242,872)	9,951,781	3,584,184	10,549,414	54,643,843	(55,510,211)	814,421,466
Other revenues	448,248	211,227,180	(1,008,016)	(814,161)	(138,712)	(326,438)	(369,138)	209,018,963
General expenses	(40,979,675)	(57,913,305)	(13,139,373)	(13,224,389)	(1,655,763)	(47,375,806)	56,187,179	(118,101,132)
Operating income (loss)	989,913,900	(85,928,997)	(4,195,608)	(10,454,366)	8,754,939	6,941,599	307,830	905,339,297
Finance cost—Net	(33,242,462)	(19,589,916)	3,078,668	(800,049)	(1,235,402)	2,355,619	(302,858)	(49,736,400)
Exchange gain	35,186,096	3,421,271	368,507	840	16,773	5,852,174	-	44,845,661
Profit (loss) sharing in non-consolidated companies, associates and others	189,227	-	2,140,344	-	1,389,441	(7,118,378)	8,196,973	4,797,607
Taxes and duties	(898,064,551)	-	221,123	(16,774)	(1,817,453)	(2,968,032)	-	(902,645,687)
Net income (loss)	93,982,210	(102,097,642)	1,613,034	(11,270,349)	7,108,298	5,062,982	8,201,945	2,600,478
Total current assets	558,119,361	284,541,363	98,911,204	78,807,571	113,000,751	486,513,401	(1,301,751,526)	318,142,125
Permanent investments in shares of non-consolidated companies, associates and others	982,320	409,266	3,751,219	-	7,527,734	382,969,842	(378,388,786)	17,251,595
Wells, pipelines, properties, plant and equipment	1,268,551,020	234,415,129	104,165,805	40,945,932	225,166	10,431,033	-	1,658,734,085
Total assets	1,836,007,172	520,567,164	207,224,542	120,216,927	127,859,809	1,549,109,628	(2,336,802,346)	2,024,182,896
Total current liabilities	167,466,913	330,225,909	23,617,986	6,478,390	87,534,727	913,204,611	(1,292,724,887)	235,803,649
Long-term debt	633,350,725	24,050,812	1,119,845	185,303	2,351,037	661,796,313	(650,236,440)	672,617,595
Employee benefits	412,306,417	429,583,865	96,139,228	127,012,099	1,347,909	222,151,241	-	1,288,540,759
Total liabilities	1,276,781,279	794,166,012	145,426,752	133,924,623	94,597,039	1,808,776,162	(1,958,423,121)	2,295,248,746
Total Equity (Deficit)	559,225,893	(273,598,848)	61,797,790	(13,707,696)	33,262,770	(259,666,534)	(378,379,225)	(271,065,850)
Depreciation and amortization	(118,246,402)	(11,071,793)	(7,769,141)	(2,725,017)	(7,983)	(717,384)	-	(140,537,720)
Net cost for the period of employee benefits	(31,045,021)	(31,221,665)	(7,331,348)	(9,121,565)	(101,143)	(17,781,595)	-	(96,602,337)
Acquisition of fixed assets	168,534,984	26,605,301	2,831,398	8,794,184	-	812,399	-	207,578,266

(Figures stated in thousands, except as noted)

PEMEX's management measures the performance of the entities based on operating income and net segment income before elimination of unrealized intersegment gain (loss), as well as by analyzing the impact of the results of each segment in the consolidated financial information. For certain of the items in these unaudited condensed consolidated interim financial statements to agree with the individual financial statements of the operating segments, they must be reconciled. The tables below present the financial information of PEMEX's operating segments, before intersegment eliminations:

As of / for the period ended March 31, 2013:	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Trading Companies	Corporate and Other Subsidiary Companies
Sales:						
By segment	Ps. 320,248,857	Ps. 193,011,061	Ps. 49,801,545	Ps. 9,785,206	Ps. 277,417,854	Ps. 15,714,199
Less unrealized intersegment sales	(2,246)	(898,178)	44,713	8,548	290,893	—
Total consolidated sales	Ps. 320,246,611	Ps. 192,112,883	Ps. 49,846,258	Ps. 9,793,754	Ps. 277,708,747	Ps. 15,714,199
Operating income (loss):						
By segment	237,835,839	(25,336,132)	(157,872)	(2,960,946)	3,587,927	3,243,993
Less unrealized intersegment sales	(2,246)	(898,178)	44,713	8,548	290,894	—
Less unrealized gain due to production cost valuation of inventory	2,187	(12,398,238)	63,974	(330,798)	(347,038)	—
Less capitalized refined products	(1,194,648)	—	—	—	—	—
Less amortization of capitalized interest	29,745	—	—	—	—	—
Total consolidated operating income (loss)	Ps. 236,670,877	Ps. (38,632,548)	Ps. (49,185)	Ps. (3,283,196)	Ps. 3,531,783	Ps. 3,243,993
Net income (loss):						
By segment	33,519,544	(27,100,123)	269,647	(2,813,006)	1,863,523	21,489,284
Less unrealized intersegment sales	(2,246)	(898,178)	44,713	8,548	290,894	—
Less unrealized gain due to production cost valuation of inventory	2,187	(12,398,238)	63,974	(330,798)	(347,037)	—
Less capitalized refined products	(1,194,648)	—	—	—	—	—
Less equity method for unrealized profits	—	—	—	—	—	(14,674,940)
Less amortization of capitalized interest	29,745	—	—	—	—	—
Total consolidated net income (loss)	Ps. 32,354,582	Ps. (40,396,539)	Ps. 378,334	Ps. (3,135,256)	Ps. 1,807,380	Ps. 6,814,344
Assets:						
By segment	1,902,729,182	611,754,670	212,407,041	122,162,279	122,285,392	1,549,359,929
Less unrealized intersegment sales	—	(4,419,930)	(958,022)	(7,654)	(2,102,134)	—
Less unrealized gain due to production cost valuation of inventory	(11,692)	(71,799,043)	(1,971,939)	(2,761,645)	(891,843)	—
Less capitalized refined products	(9,394,573)	—	—	—	—	—
Less equity method for unrealized profits	—	—	—	—	—	(14,674,940)
Less amortization of capitalized interest	(2,587,845)	—	—	—	—	—
Total consolidated assets	Ps. 1,890,735,072	Ps. 535,535,697	Ps. 209,477,080	Ps. 119,392,980	Ps. 119,291,415	Ps. 1,534,684,989
Liabilities:						
By segment	1,299,154,596	849,554,104	147,422,312	136,235,933	83,232,975	1,803,012,144
Less unrealized gain due to production cost valuation of inventory	—	—	—	—	2,102,134	—
Total consolidated liabilities	Ps. 1,299,154,596	Ps. 849,554,104	Ps. 147,422,312	Ps. 136,235,933	Ps. 85,335,109	Ps. 1,803,012,144

(Figures stated in thousands, except as noted)

For the period ended March 31, 2012:	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Trading Companies	Corporate and Other Subsidiary Companies
Sales:						
By segment	Ps. 349,545,551	Ps. 184,500,295	Ps. 47,433,339	Ps. 9,536,044	Ps. 313,949,669	Ps. 16,174,711
Less unrealized intersegment sales	—	150,619	360,325	(18,053)	(1,865,227)	—
Total consolidated sales	Ps. 349,545,551	Ps. 184,650,914	Ps. 47,793,664	Ps. 9,517,991	Ps. 312,084,442	Ps. 16,174,711
Operating income (loss):						
By segment	275,814,133	(29,023,064)	(1,197,073)	(1,484,905)	2,272,616	5,620,630
Less unrealized intersegment sales	—	150,619	360,325	(18,053)	(1,865,227)	—
Less unrealized gain due to production cost valuation of inventory	(460)	(1,166,064)	461,171	712,460	2,031,676	—
Less capitalized refined products	(1,657,339)	—	—	—	—	—
Less amortization of capitalized interest	29,745	—	—	—	—	—
Total consolidated operating income (loss)	Ps. 274,186,079	Ps. (30,038,509)	Ps. (375,577)	Ps. (790,498)	Ps. 2,439,065	Ps. 5,620,630
Net income (loss):						
By segment	60,359,510	(29,704,815)	(18,475)	(1,636,693)	856,614	44,386,055
Less unrealized intersegment sales	—	150,619	360,325	(18,053)	(1,865,227)	—
Less unrealized gain due to production cost valuation of inventory	(460)	(1,166,064)	461,171	712,460	2,031,676	—
Less capitalized refined products	(1,657,339)	—	—	—	—	—
Less equity method for unrealized profits	(7,412)	—	—	—	—	(1,135,008)
Less amortization of capitalized interest	29,745	—	—	—	—	—
Total consolidated net income (loss)	Ps. 58,724,044	Ps. (30,720,260)	Ps. 803,021	Ps. (942,286)	Ps. 1,023,063	Ps. 43,251,047
Assets:						
By segment	2,082,014,349	687,632,490	209,680,412	133,115,740	146,860,696	2,223,198,100
Less unrealized intersegment sales	-	(4,269,311)	(597,696)	(25,707)	(4,460,252)	-
Less unrealized gain due to production cost valuation of inventory	(12,983)	(69,207,442)	(1,803,474)	(1,522,744)	(129,314)	-
Less capitalized refined products	(1,657,339)	-	-	-	-	-
Less equity method for unrealized profits	(7,412)	-	-	-	-	(1,135,008)
Less amortization of capitalized interest	(2,706,826)	-	-	-	-	-
Total consolidated assets	Ps. 2,077,629,789	Ps. 614,155,737	Ps. 207,279,242	Ps. 131,567,289	Ps. 142,271,130	Ps. 2,222,063,092
Liabilities:						
By segment	1,341,755,065	830,896,488	115,061,016	108,991,212	111,690,258	2,077,746,431
Less unrealized gain due to production cost valuation of inventory	-	-	-	-	(3,967,360)	-
Total consolidated liabilities	Ps. 1,341,755,065	Ps. 830,896,488	Ps. 115,061,016	Ps. 108,991,212	Ps. 107,722,898	Ps. 2,077,746,431

(Figures stated in thousands, except as noted)

Year ended December 31, 2012:	**Exploration and Production**	**Refining**	**Gas and Basic Petrochemicals**	**Petrochemicals**	**Trading Companies**	**Corporate and Other Subsidiary Companies**
Sales:						
By segment	Ps. 1,333,276,930	Ps. 784,417,918	Ps. 184,985,084	Ps. 35,418,252	Ps. 1,221,655,507	Ps. 57,544,155
Less unrealized intersegment sales	9,284	2,297,882	732,359	(7,411)	502,860	-
Total consolidated sales	Ps. 1,333,286,214	Ps. 786,715,800	Ps. 185,717,443	Ps. 35,410,841	Ps. 1,222,158,367	Ps. 57,544,155
Operating income (loss):						
By segment	993,473,459	(95,467,749)	(4,379,626)	(10,250,176)	8,801,985	6,941,599
Less unrealized intersegment sales	9,284	2,297,882	732,359	(7,411)	502,860	-
Less unrealized gain due to production cost valuation of inventory	(8,394)	7,240,870	(548,341)	(196,779)	(549,906)	-
Less capitalized refined products	(3,679,430)	-	-	-	-	-
Less amortization of capitalized interest	118,981	-	-	-	-	-
Total consolidated operating income (loss)	Ps. 989,913,900	Ps. (85,928,997)	Ps. (4,195,608)	Ps. (10,454,366)	Ps. 8,754,939	Ps. 6,941,599
Net income (loss):						
By segment	97,536,450	(111,636,394)	1,429,016	(11,066,159)	7,155,344	(854,312)
Less unrealized intersegment sales	9,284	2,297,882	732,359	(7,411)	502,860	-
Less unrealized gain due to production cost valuation of inventory	(8,394)	7,240,870	(548,341)	(196,779)	(549,906)	-
Less capitalized refined products	(3,679,430)	-	-	-	-	-
Less equity method for unrealized profits	5,319	-	-	-	-	5,917,294
Less amortization of capitalized interest	118,981	-	-	-	-	-
Total consolidated net income (loss)	Ps. 93,982,210	Ps. (102,097,642)	Ps. 1,613,034	Ps.(11,270,349)	Ps. 7,108,298	Ps. 5,062,982
Assets:						
By segment	1,846,831,001	583,489,721	210,263,190	122,663,976	130,797,643	1,543,192,334
Less unrealized intersegment sales	-	(4,419,930)	(958,022)	(7,654)	(2,102,134)	-
Less unrealized gain due to production cost valuation of inventory	(11,633)	(58,502,627)	(2,080,626)	(2,439,395)	(835,700)	-
Less capitalized refined products	(8,199,925)	-	-	-	-	-
Less equity method for unrealized profits	5,319	-	-	-	-	5,917,294
Less amortization of capitalized interest	(2,617,590)	-	-	-	-	-
Total consolidated assets	Ps. 1,836,007,172	Ps. 520,567,164	Ps. 207,224,542	Ps. 120,216,927	Ps. 127,859,809	Ps. 1,549,109,628
Liabilities:						
By segment	1,276,781,279	794,166,012	145,426,752	133,924,623	96,699,173	1,808,776,162
Less unrealized gain due to production cost valuation of inventory	-	-	-	-	(2,102,134)	-
Total consolidated liabilities	Ps. 1,276,781,279	Ps. 794,166,012	Ps. 145,426,752	Ps. 133,924,623	Ps. 94,597,039	Ps. 1,808,776,162

(Figures stated in thousands, except as noted)

NOTE 5—CASH AND CASH EQUIVALENTS:

As of March 31, 2013 and December 31, 2012, cash and cash equivalents were as follows:

	March 31, 2013	December 31, 2012
Cash on hand and in banks	**Ps. 79,711,731**	Ps. 76,201,010
Marketable securities	**31,324,170**	43,033,881
	Ps. 111,035,901	Ps. 119,234,891

NOTE 6—ACCOUNTS, NOTES RECEIVABLE AND OTHER:

As of March 31, 2013 and December 31, 2012, accounts, notes receivable and other receivables were as follows:

	March 31, 2013	December 31, 2012
Export costumers	**Ps. 43,751,702**	Ps. 40,717,458
Domestic customers	**64,402,915**	53,355,711
Negative IEPS Tax pending to be credit	**16,725,258**	11,833,727
Tax credits	**12,609,202**	13,420,166
Sundry debtors	**9,861,315**	5,652,405
Employee and officers	**4,622,086**	4,773,466
Insurance claims	**1,413,566**	1,440,337
Advances to suppliers	**2,010,841**	1,801,231
Other	**14,900**	15,010
	Ps. 155,411,785	Ps. 133,009,511

NOTE 7—INVENTORIES:

As of March 31, 2013 and December 31 2012, inventories were as follows:

	March 31, 2013	December 31, 2012
Crude oil, refined products, derivatives and petrochemicals products	**Ps. 39,215,270**	Ps. 51,058,073
Materials and products in stock	**5,090,673**	5,755,367
Materials and products in transit	**7,944**	34,130
	Ps. 44,313,887	Ps. 56,847,570

(Figures stated in thousands, except as noted)

NOTE 8—AVAILABLE-FOR-SALE FINANCIAL ASSETS:

In 2011, PMI HBV acquired 57,204,240 shares of Repsol, S.A. (formerly known as Repsol YPF, S.A., "Repsol") at a cost of Ps. 20,783,820, which represented approximately 4.69% of Repsol's share capital. In addition to its direct legal and beneficial ownership of these shares, since 2008, PEMEX has entered into and renewed equity swaps with financial institutions pursuant to which PEMEX has obtained the economic and voting rights to an additional 58,679,799 Repsol shares, or approximately 4.80% of Repsol's share capital. PEMEX's direct holdings of Repsol shares, together with the economic and voting rights acquired through the equity swaps mentioned above, increased PEMEX's overall voting and economic rights in Repsol to 9.49%. In addition, PEMEX holds one Repsol share through PMI-SES.

On June 19, 2012, Repsol approved a dividend program under which Repsol shareholders had the option to receive their pro rata portion of the dividend declared at the annual meeting in the form of either (i) new shares of Repsol or (ii) cash. On July 5, 2012, PMI HBV opted to receive its dividend in the form of 2,600,191 new Repsol shares, thereby increasing the total number of Repsol shares that it owned to 59,804,431.

As of March 31, 2013 and December 31, 2012, the investments in 59,804,431shares of Repsol were valued at Ps. 15,476,930 and Ps. 15,771,202, respectively. The effect of the valuation of the investment at fair value was recorded in other comprehensive result in the statement of changes in equity (deficit) as a gain of Ps. 270,941 at March 31, 2013 and a gain of Ps. 10,125,912 at December 31, 2012. In addition, PEMEX recorded dividend payments received from Repsol of Ps. 685,704 in the statements of comprehensive income at December 31, 2012.

In 2012, PMI NASA received 77 shares of LyondellBasell Industries N.V. ("LyondellBasell"), which were valued at Ps. 18, in lieu of the payment of a debt owed by LyondellBasell. As of March 31, 2013 and as of December 31, 2012, the market value of the LyondellBasell shares was Ps. 54 and Ps. 57, respectively.

(Figures stated in thousands, except as noted)

NOTE 9—PERMANENT INVESTMENTS IN SHARES OF NON-CONSOLIDATED COMPANIES, ASSOCIATES AND OTHERS:

The permanent investments in shares of non-consolidated companies, associates and others as of March 31, 2013 and December 31, 2012, were as follows:

	Percentage of Investment	March 31, 2013	December 31, 2012
Deer Park Refining Limited	50.00%	**Ps. 6,589,177**	Ps. 7,337,384
Gasoductos de Chihuahua, S. de R.L. de C.V.	50.00%	**3,549,401**	3,530,632
Compañía Mexicana de Exploraciones, S.A. de C.V.	60.00%	**978,540**	936,689
Frontera Brownsville, LLC	50.00%	**506,791**	535,653
Mexicana de Lubricantes, S. A. de C.V.	46.85%	**409,266**	509,265
Other—Net	Various	**3,148,401**	4,401,972
		Ps. 15,181,576	Ps. 17,251,595

Profit (loss) sharing in non-consolidated companies, associates and others:

	March 31, 2013	March 31, 2012
Deer Park Refining Limited	**Ps. (432,466)**	Ps. 119,166
Gasoductos de Chihuahua, S. de R.L. de C.V.	**548,765**	221,148
Other—Net	**(354,363)**	(176,499)
	Ps. (238,064)	Ps. 163,815

(Figures stated in thousands, except as noted)

NOTE 10—OTHER ASSETS:

As of March 31, 2013 and December 31, 2012, the balance of other assets was as follows:

	March 31, 2013	December 31, 2012
Wells unassigned to a reserve	**Ps. 8,149,716**	Ps. 5,306,333
Payments in advance	**3,034,244**	3,290,756
Intangible assets	**1,836,812**	1,536,101
Long term documents receivable	**1,049,447**	1,307,123
Other	**1,244,677**	907,522
	Ps. 15,314,896	Ps. 12,347,835

NOTE 11—DEBT:

The Board approves the terms and conditions for the incurrence of obligations that constitute public debt of Petróleos Mexicanos for each fiscal year, in accordance with the Petróleos Mexicanos Law and the Regulations to the Petróleos Mexicanos Law. These terms and conditions are promulgated in conformity with the guidelines approved by the *Secretaría de Hacienda y Crédito Público* (Ministry of Finance and Public Credit, or the "SHCP") for Petróleos Mexicanos for the respective fiscal year.

During the period from January 1 to March 31, 2013, PEMEX participated in the following financing activities:

- On January 22, 2013, the SHCP authorized the increase of the Petróleos Mexicanos' Medium-Term Notes Program from U.S. $22,000,000 to U.S. $32,000,000.

- On January 30, Petróleos Mexicanos issued U.S. $2,100,000 of its 3.500% Notes due 2023 under Petróleos Mexicanos' U.S. $32,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

- In January 2013, PMI Trading obtained and repaid a loan for U.S. $150,000 bearing interest at 1.0412%.

- On February 28, 2013, PMI NASA obtained two loans for U.S. $34,500, each of which bears interest at 3.80% and matures on February 7, 2023.

(Figures stated in thousands, except as noted)

- On March 12, 2013, PMI NASA obtained a loan for U.S. $37,997 bearing interest at 3.8%, which matures on January 27, 2022.

- On March 22, 2013, Petróleos Mexicanos issued, in the Mexican market, Ps. 2,500,000 of *Certificados Bursátiles* due 2017 at a floating rate, which was a reopening of the securities issued on November 29, 2012. These *certificados bursátiles* were issued under Petróleos Mexicanos' Ps. 300,000,000 or UDI equivalent *Certificados Bursátiles* Dual Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

- In March 2013, PMI Trading obtained and repaid a loan for U.S. $50,000 bearing interest at 1.4217%.

- Between January 1 and March 31, 2013, PMI HBV obtained U.S. $3,382,000 from its revolving credit line and repaid U.S. $2,872,000.

NOTE 12—PROVISIONS FOR SUNDRY CREDITS:

At March 31, 2013 and December 31, 2012, the provisions for sundry creditors were as follows:

	March 31, 2013	December 31, 2012
Provision for plugging of wells	**Ps. 48,919,953**	Ps. 48,153,062
Provision for litigation and claims in process	**10,373,525**	9,977,366
Provision for environmental costs	**5,487,117**	5,672,366
	Ps. 64,780,595	Ps. 63,802,794

NOTE 13—FINANCE COST:

At March 31, 2013 and 2012, the finance cost was as follows:

	March 31,	
	2013	2012
Earnings by derivative financial instruments	**Ps. 2,649,518**	Ps. 5,139,048
Interest income	**667,255**	542,564
Interest expense	**(8,738,374)**	(8,648,328)
Expense by derivative financial instruments	**(8,649,123)**	(5,681,019)
	Ps. (14,070,724)	Ps. (8,647,735)

(Figures stated in thousands, except as noted)

NOTE 14—CONTINGENCIES:

(a) PEMEX is subject to the provisions of the *Ley General del Equilibrio Ecológico y la Protección al Ambiente* (General Law on Ecological Equilibrium and Environmental Protection). To comply with this law, environmental audits of PEMEX's larger operating, storage and transportation facilities have been or are being conducted. Following the completion of such audits, PEMEX has signed various agreements with the *Procuraduría Federal de Protección al Ambiente* (Federal Attorney of Environmental Protection, or "PROFEPA") to implement environmental remediation and improve environmental plans. Such plans contemplate remediation for environmental damages, as well as related investments for the improvement of equipment, maintenance, labor and materials.

As of March 31, 2013 and as of December 31, 2012, the reserve for environmental remediation expenses totaled Ps. 5,487,120 and Ps. 5,672,368, respectively. This reserve is included as part of the reserve for sundry creditors and others as a long-term liability in the statement of financial position.

(b) PEMEX is involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. The results of these proceedings are uncertain as of this date. As of March 31, 2013 and as of December 31, 2012, PEMEX had accrued a reserve of Ps. 10,373,525 and Ps. 9,977,365, respectively, for these contingent liabilities. The current status of the principal lawsuits in which PEMEX is involved is as follows:

- In September 2001, Conproca, S.A. de C.V. ("CONPROCA"), the construction company performing construction and maintenance services for Pemex-Refining's Cadereyta refinery, filed a claim for arbitration before the International Court of Arbitration of the International Chamber of Commerce (the "ICA") against Pemex-Refining and Petróleos Mexicanos (No. 11760/KGA) related to expenses incurred by CONPROCA for, among other things, additional work performed and value added. On December 17, 2008, the ICA issued a general liability award in favor of CONPROCA, without specifying an amount to be paid by Pemex-Refining or Petróleos Mexicanos. On December 14, 2011, CONPROCA filed a motion before the U.S. District Court for the Southern District of New York requesting the enforcement of the ICA award in its favor. On January 11, 2012, the ICA specified the amounts to be paid by the parties under the award; Pemex-Refining and Petróleos Mexicanos were ordered to pay U.S. $311,170 and CONPROCA was ordered to pay U.S. $29,050 (not including financial expenses or taxes). On July 27, 2012, Petróleos Mexicanos and Pemex-

(Figures stated in thousands, except as noted)

Refining filed a claim (No. 485/2012-VI) before the *Juzgado Décimo Primero de Distrito en Materia Civil* (Eleventh District Civil Court) in the Federal District requesting that the arbitration award be declared null and void. On September 21, 2012, Petróleos Mexicanos and Pemex-Refining filed a response to CONPROCA's motion before the U.S. District Court, to which CONPROCA replied on October 19, 2012. On November 9, 2012, CONPROCA filed a motion before the U.S. District Court requesting a hearing, which as of the date of this report is still pending. On December 11, 2012, the Eleventh District Civil Court ordered CONPROCA to refrain from any attempt to execute the arbitration award in Mexico or abroad. CONPROCA responded to the claim before the Eleventh District Civil Court on January 18, 2013, and on March 7, 2013, the evidentiary stage before this Court concluded. As of the date of this report, a hearing before the Eleventh District Civil Court is still pending.

- In December 2004, Corporación Mexicana de Mantenimiento Integral, S. de R.L. de C.V. ("COMMISA") filed an arbitration claim (No. 13613/CCO/JRF) before the ICA against Pemex-Exploration and Production for, among other things, the breach of a construction agreement in connection with two platforms in the Cantarell project (Project No. IPC-01). On December 16, 2009, the ICA issued an arbitration award requiring Pemex-Exploration and Production to pay U.S. $293,645 and Ps. 34,459, plus interest, to COMMISA, and also requiring COMMISA to pay Pemex-Exploration and Production a sum of approximately U.S. $5,919, plus interest. On January 11, 2010, Pemex-Exploration and Production was notified that COMMISA had filed a motion (No. 10-cv-00206-AKH) before the U.S. District Court for the Southern District of New York requesting the enforcement of the arbitration award in its favor. On November 2, 2010, the Court issued a judgment recognizing the award and Pemex-Exploration and Production was ordered to pay U.S. $355,864. On November 15, 2010, Pemex-Exploration and Production filed an appeal against this resolution before the Second Circuit Court of Appeals. Pemex-Exploration and Production deposited U.S. $395,009 in an account of the Court on December 30, 2010 as a guarantee. Previously, Pemex-Exploration and Production had filed a motion before the *Juzgado Quinto de Distrito en Materia Civil* (Fifth Civil District Court) in the Federal District, requesting that the arbitration award be declared null and void, which was granted on October 24, 2011. Based on this resolution, Pemex-Exploration and Production filed a motion before the Second Circuit Court of Appeals requesting that the judgment against Pemex-Exploration and Production be declared void, that the guarantee deposit be returned to Pemex-Exploration

(Figures stated in thousands, except as noted)

and Production and that the COMMISA request for enforcement be rejected. On February 16, 2012, the Second Circuit Court of Appeals granted Pemex-Exploration and Production's motion, and vacated the U.S. District Court's judgment and remanded the case to the U.S. District Court for reconsideration in light of the intervening decision of the Mexican court. COMMISA then requested that the arbitration award be confirmed. On May 10, 2012, July 12, 2012, September 5, 2012 and September 19, 2012, hearings were held before the U.S. District Court. In March 2013, Pemex-Exploration and Production and COMMISA held a meeting to discuss the actionable claims COMMISA may have before Mexican courts, as well as the possibility of reaching an out-of-court settlement. As of the date of this report, a final resolution is still pending.

- In February 2010, the *Servicio de Administración Tributaria* (the Tax Management Service) notified Pemex-Exploration and Production of the results of its review of Pemex-Exploration and Production's financial statements for the fiscal year ended December 31, 2006 with respect to federal taxes, the value added tax and the Ordinary Duty on Hydrocarbons payable by it. On September 20, 2010, the Tax Management Service determined that Pemex-Exploration and Production owed additional taxes totaling Ps. 4,575,208 (of which Pemex-Exploration and Production was notified on September 22, 2010). On November 30, 2010, Pemex-Exploration and Production filed an administrative claim before the *Tercera Sala Regional Metropolitana* (Third Regional Metropolitan Court) of the *Tribunal Federal de Justicia Fiscal y Administrativa* (Tax and Administrative Federal Court) challenging the assessment. On August 24, 2011, the Tax Management Service filed its response. On October 12, 2011, Pemex-Exploration and Production requested that the Tax Management Service produce the complete file that it prepared while conducting its review of the financial statements. On August 1, 2012, the Third Regional Metropolitan Court requested that the *Sala Superior* (Superior Court) of the Tax and Administrative Federal Court review the claim due to the amount involved, which was notified to the parties on September 25, 2012. On November 27, 2012, the Court allowed Pemex-Exploration and Production to amend its claim. On January 18, 2013, Pemex-Exploration and Production filed a motion to amend its claim, which as of the date of this report has not been admitted by the Court.

(Figures stated in thousands, except as noted)

- In February 2010, the Tax Management Service notified Pemex-Refining of the results of its review of Pemex-Refining's financial statements for the fiscal year ended December 31, 2006 with respect to federal contributions, the value added tax and the Hydrocarbons Income Tax. On September 20, 2010, the Tax Management Service notified Pemex-Refining that it owed approximately Ps. 1,553,371 (including penalties and interest). On November 30, 2010, Pemex-Refining filed an administrative claim before the Third Regional Metropolitan Court of the Tax and Administrative Federal Court challenging the assessment. On August 24, 2011, the Tax Management Service filed its response. On October 12, 2011, Pemex-Refining requested that the Tax Management Service produce the complete file that it prepared while conducting its review of the financial statements. On August 1, 2012, the Third Regional Metropolitan Court requested that the Superior Court of the Tax and Administrative Federal Court review the claim due to the amount involved, which was notified to the parties on September 25, 2012. On November 27, 2012, the Court allowed Pemex-Refining to amend its claim. On January 18, 2013, Pemex-Refining filed a motion to amend its claim, which as of the date of this report has not been admitted by the Court.

- On April 14, 2010, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals were summoned before the *Juzgado Séptimo de Distrito* (Seventh District Court) in Reynosa, Tamaulipas, in connection with a civil claim filed by Irma Ayala Tijerina de Barroso, et al., seeking approximately Ps. 1,490,873 in damages for the alleged contamination of land adjacent to water treatment facilities in the Reynosa Gas Processing Complex. On April 20, 2012, the evidentiary stage commenced and the parties filed their documentary evidence and experts' opinions. The Court then appointed an expert in raw sewage on behalf of the plaintiffs, who was granted an extension to file his opinion. As of the date of this report, the trial continues to be in the evidentiary stage.

- In February 2011, EMS Energy Services de México, S. de R.L. de C.V. and Energy Maintenance Services Group I. LLC filed a claim against Pemex-Exploration and Production before the *Juzgado Tercero de Distrito* (Third District Court) in Villahermosa, Tabasco (No. 227/2010). The plaintiffs are seeking, among other things, damages totaling U.S. $193,713 related to the termination of a public works contract and non-payment by Pemex-Exploration and Production under the contract. On December 14, 2012, the plaintiffs filed documentary evidence, but the Court rejected their additional documentary evidence. On December 24, 2012 the Court admitted the

(Figures stated in thousands, except as noted)

additional documentary evidence that it had previously rejected. On January 18, 2013, Pemex-Exploration and Production filed an *amparo* (No. 105/2013) before the *Juzgado Primero de Distrito* (First District Court) in Tabasco against the resolution issued on December 24, 2012. This *amparo* was admitted on March 5, 2013. In a concurrent administrative proceeding, Pemex-Exploration and Production was summoned before the *Séptima Sala Regional Metropolitana* (Seventh Regional Metropolitan Court) of the Tax and Administrative Federal Court on April 14, 2011 in connection with an administrative claim (No. 4957/11-17-07-1) filed by the plaintiffs seeking that Pemex-Exploration and Production's termination of the public works contract be declared null and void. Pemex-Exploration and Production filed its response to the claim on June 13, 2011. On August 24, 2011, the Court admitted economic and financial evidence and ordered Pemex-Exploration and Production to appoint its experts. On June 29, 2012, Pemex-Exploration and Production filed its experts' opinions. As of the date of this report, the participation of the independent experts is still pending. The pleading stage will begin once the evidentiary stage concludes.

- On July 5, 2011, Pemex-Exploration and Production was summoned before the *Juzgado Décimo Segundo de Distrito en Materia Civil* (Twelfth District Civil Court) in the Federal District in connection with a civil claim (No. 469/2010) filed by Saboratto, S.A. de C.V. for, among other things, liability and damages in connection with various services agreements. Saboratto, S.A. de C.V. is seeking approximately Ps. 1,451,472 in total damages. On August 5, 2011, Pemex-Exploration and Production filed a response to this claim. On August 22, 2011, the Court notified Pemex-Exploration and Production that the plaintiff had filed accountant and management expert opinions and ordered it to appoint its experts and file any necessary questionnaires. On January 2, 2013, Pemex-Exploration and Production's experts filed their opinions with the Court. As of the date of this report, the trial is in the evidentiary stage.

- On July 8, 2011, Pemex-Exploration and Production was summoned in connection with an administrative claim (No. 4334/11-11-02-6) filed by Compañía Petrolera La Norma, S.A., against the Director General of Petróleos Mexicanos and the Director General of Pemex-Exploration and Production before the *Segunda Sala Regional Hidalgo-México* (Hidalgo-Mexico Second Regional Court) of the Tax and Administrative Federal Court in Tlalnepantla, State of Mexico. The plaintiff is seeking compensation in connection to the cancellation of its alleged petroleum

(Figures stated in thousands, except as noted)

rights concessions. On July 19, 2012, the Court rejected a motion filed by the defendants arguing that the court lacked jurisdiction, and notified the parties on August 23, 2012. On November 5, 2012, the Regional Court resumed the trial and, on December 11, 2012, summoned the Secretary of Energy, as Chairman of the Board of Petróleos Mexicanos, to appear before the Court. As of the date of this report, a response to this claim is still pending.

The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities. PEMEX has recorded liabilities for loss contingencies when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation could not be made, qualitative disclosure was provided in the notes to these unaudited condensed consolidated interim financial statements.

PEMEX does not disclose amounts accrued for each individual claim because such disclosure could adversely affect PEMEX's legal strategy, as well as the outcome of the related litigation.

NOTE 15—SUBSEQUENT EVENTS:

During the period from April 1 to 15, 2013, PEMEX participated in the following financing activities:

Between April 1 to 15, 2013, PMI HBV obtained U.S. $355,000 from its revolving credit line and repaid U.S. $425,000. As of April 15, 2013, the amount outstanding under this facility was U.S. $440,000.

On April 24, 2013, the exchange rate was 12.3227 pesos per U.S. dollar, which represents a 0.26% appreciation of the value of the peso in dollar terms as compared to the exchange rate as of March 31, 2013, which was Ps. 12.3546 per U.S. dollar.

On April 24, 2013, the weighted average price of the crude oil exported by PEMEX was U.S. $97.61 per barrel, a decrease of 7.28% as compared to the average price as of March 31, 2013, which was U.S. $105.28 per barrel.

As of March 31, 2012 and as of April 24, 2013, PEMEX has valued and recorded the 59,804,431 Repsol shares acquired through PMI HBV as an available-for-sale financial asset. The market value of Repsol shares has increased approximately 10.2% from €15.85 per share as of March 31, 2013 to €17.46 per share as of April 24, 2013.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **01** YEAR: **2013**

PETROLEOS MEXICANOS

INVESTMENTS IN ASSOCIATES AND JOINT VENTURES
(THOUSAND PESOS)

CONSOLIDATED

Final Printing

COMPANY NAME	PRICIPAL ACTIVITY	NUMBER OF SHARES	% OWNER SHIP	TOTAL AMOUNT	
				ACQUISITION COST	CURRENT VALUE
Deer Park Refining Ltd.	Refining company	1	50.00	0	6,589,177
Mexicana de Lubricantes, S.A. de C.V.	Lubricants trader	17,879,561	47.00	178,796	409,265
Gasoductos de Chihuahua, S. de R.L. de C.V.	Gas transportation	393,049,321	50.00	393,049,321	3,549,400
Instalaciones Inmobiliarias para Industrias, S.A.	Real estate services provider	185,629,955	100.00	185,630	1,424,308
Cia. Mexicana de Exploraciones, S.A. de C.V.	Geologic exploration services	25,333,847	60.00	25,333	978,539
Otros		1	0.00	0	1,031,271
Estimación de Fluctuación en Inversiones		1	0.00	0	-194,260
TOTAL INVESTMENT IN ASSOCIATES				393,439,080	13,787,700

NOTES

THE TREND PERCENTAGE AMOUNTS THAT ARE SHOWN IN ZERO, ARE DUE TO THE FACT THAT THE SYSTEM AUTOMATICALLY PUTS A ZERO WHERE THERE IS NO DATA INCORPORATED.
NO DATA IS SHOWN IN OTHER INVESTMENTS RELATED TO TREND PERCENTAGE, SINCE THEY CORRESPOND TO VARIOUS OTHER INVESTMENTS IN SHARES WITH DIFFERENT PARTICIPATION PERCENTAGES.

UNDER THE COLUMN OF NUMBER OF SHARES, NUMBER 1 WAS WRITTEN DOWN ONLY FOR VALIDATING PURPOSES, SINCE THE COMPANY DOES NOT OWN SHARES IN SUCH COMPANIES.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2013**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

CONSOLIDATED

(THOUSAND PESOS)

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
BANKS																
FOREIGN TRADE																
BANCO NACIONAL DE C (1) (7)	NOT	26/06/2003	30/06/2018	5.44							247,092	0	247,092	247,092	247,092	370,638
EXPORT DEVELOPMENT (1) (8)	YES	14/11/2011	29/12/2016	1.51							0	0	0	0	2,471,340	0
SECURED																
A/S EXPORTFINANS (1) (7)	YES	15/10/2001	29/03/2014	3.93							63,819	29,994	0	0	0	0
ABN AMRO NV (1) (7)	YES	23/12/2002	31/03/2014	4.50							109,689	109,689	0	0	0	0
CITIBANK N.A. (1) (8)	YES	19/12/2007	26/06/2017	0.52							290,696	0	290,696	290,696	290,696	145,348
CITIBANK N.A. (1) (8)	YES	30/11/2006	15/12/2015	0.51							363,371	0	363,371	363,371	0	0
CITIBANK INTERNATIO (1) (8)	YES	30/11/2010	24/06/2019	1.28							599,116	0	599,116	599,116	599,116	1,497,791
CITIBANK N.A. (1) (8)	YES	30/09/2002	18/12/2013	0.59							88,706	0	0	0	0	0
CITIBANK N.A. (1) (8)	YES	30/08/2011	25/06/2015	0.54							436,045	0	436,045	218,022	0	0
CITIBANK N.A. (1) (8)	YES	13/07/2004	18/06/2014	0.79							243,458	0	25,436	0	0	0
BANCO BILBAO VIZCAY (1) (8)	YES	28/12/2010	30/12/2020	1.21							168,669	0	168,669	168,669	168,669	674,678
BANCO SANTANDER S.A (1) (8)	YES	28/02/2007	16/06/2014	0.54							176,494	0	88,247	0	0	0
BANK OF AMERICA N.A (1) (8)	YES	21/12/2011	30/03/2022	0.92							123,546	123,546	247,092	247,092	247,092	1,229,848
BANK OF AMERICA N.A (1) (8)	YES	22/04/1998	26/01/2015	0.51							290,696	290,696	581,393	0	0	0
BANK OF AMERICA N.A (1) (8)	YES	22/04/1998	25/06/2015	0.77							508,719	0	508,719	254,359	0	0
BNP PARIBAS (1) (8)	YES	10/12/2010	21/12/2020	0.81							494,184	0	494,184	494,184	494,184	1,976,736
BNP PARIBAS (1) (8)	YES	30/06/2008	20/06/2017	0.79							581,393	0	581,393	581,393	581,393	290,696
BNP PARIBAS (1) (8)	YES	14/08/2008	20/06/2017	0.79							290,696	0	290,696	290,696	290,696	145,348
BNP PARIBAS (1) (8)	YES	16/05/2003	17/03/2014	0.47							247,092	247,092	0	0	0	0
BNP PARIBAS (1) (8)	YES	07/03/2005	05/06/2014	0.56							581,393	0	290,696	0	0	0
CALYON NEW BRAYORK (1) (8)	YES	30/11/2006	27/02/2017	0.49							20,429	20,429	40,858	40,858	40,858	0
EXPORT DEVELOPMENT (1) (8)	YES	22/06/2012	18/07/2017	1.99							0	0	0	0	0	3,707,447
DEUTSCHE BANK, S.A. (1) (8)	YES	08/11/2002	16/12/2013	0.76							23,741	0	0	0	0	0
EXPORT DEVELOPMENT (1) (8)	YES	09/02/1999	15/04/2013	1.10							1,697	0	0	0	0	0
EXPORT DEVELOPMENT (1) (8)	YES	04/07/2003	30/06/2015	0.99							185,319	30,887	154,433	61,773	0	0
EXPORT DEVELOPMENT (1) (8)	YES	09/07/2010	09/11/2020	0.83							617,730	0	617,730	617,730	617,730	2,470,920
EXPORT IMPORT BANK (1) (7)	YES	21/12/2011	30/12/2021	2.45							247,092	0	247,092	247,092	247,092	1,235,311
EXPORT IMPORT BANK (1) (7)	YES	21/12/2011	30/12/2021	2.45							123,546	0	123,546	123,546	123,546	617,655
EXPORT IMPORT BANK (1) (7)	YES	25/06/2009	20/12/2019	3.81							741,276	0	741,276	741,276	741,276	2,223,828
EXPORT IMPORT BANK (1) (7)	YES	25/06/2009	20/12/2019	3.81							370,638	0	370,638	370,638	370,638	1,111,914
EXPORT IMPORT BANK (1) (7)	YES	25/06/2009	20/12/2019	3.81							185,319	0	185,319	185,319	185,319	555,957
HSBC BANK PLC (1) (7)	YES	08/05/2008	30/03/2017	3.48							74,614	74,614	149,228	149,228	149,228	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2013**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

CONSOLIDATED

(THOUSAND PESOS)

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
HSBC BANK PLC (1) (7)	YES	02/06/2006	26/06/2017	5.45							19,015	2,098	21,113	15,902	6,108	3,054
HSBC BANK PLC (1) (8)	YES	03/07/2003	20/03/2014	0.50							29,440	29,440	0	0	0	0
HSBC BANK PLC (1) (8)	YES	25/06/2001	20/06/2013	0.59							80,305	0	0	0	0	0
BARCLAYS BANK PLC, (1) (8)	YES	10/08/2004	18/12/2013	0.55							207,121	0	0	0	0	0
BARCLAYS BANK PLC, (1) (8)	YES	14/03/2003	10/12/2013	0.57							133,183	0	0	0	0	0
HSBC BANK PLC (1) (8)	YES	19/10/1998	17/04/2014	0.99							23,657	0	11,829	0	0	0
HSBC BANK PLC (1) (8)	YES	30/06/2009	15/04/2020	1.35							130,350	0	130,350	130,350	130,350	456,227
HSBC BANK PLC (1) (8)	YES	20/09/2004	14/02/2014	0.84							20,971	20,971	0	0	0	0
HSBC BANK PLC (1) (8)	YES	03/04/2007	07/11/2015	0.64							74,569	0	74,569	23,986	0	0
HSBC BANK PLC (1) (8)	YES	14/05/2003	06/10/2014	0.98							119,924	0	71,449	0	0	0
HSBC BANK PLC (1) (8)	YES	09/12/2005	06/11/2013	0.74							44,153	0	0	0	0	0
HSBC BANK PLC (1) (8)	YES	22/12/2008	02/07/2015	1.61							77,951	77,951	155,902	77,951	0	0
HSBC BANK PLC (1) (8)	YES	30/11/2004	31/07/2013	0.85							28,207	0	0	0	0	0
HSBC BANK PLC (1) (8)	YES	22/01/2007	30/11/2015	0.65							4,296	0	4,296	4,296	0	0
HSBC BANK PLC (1) (8)	YES	23/09/2005	30/05/2014	0.91							10,519	0	5,260	0	0	0
HSBC BANK PLC (1) (8)	YES	01/04/2010	30/03/2020	1.34							83,102	83,102	166,204	166,204	166,204	498,614
HSBC BANK PLC (1) (8)	YES	30/06/2011	30/06/2021	1.19							101,067	0	101,067	101,067	101,067	455,728
HSBC BANK PLC (1) (8)	YES	14/11/2005	30/06/2017	0.68							73,732	0	73,732	73,732	73,732	36,867
HSBC BANK PLC (1) (8)	YES	18/01/2007	30/01/2015	0.60							6,183	6,183	12,365	0	0	0
HSBC BANK PLC (1) (8)	YES	29/06/2005	30/04/2013	0.89							18,140	0	0	0	0	0
HSBC BANK PLC (1) (8)	YES	07/06/2006	29/11/2013	0.70							43,161	0	0	0	0	0
HSBC BANK PLC (1) (8)	YES	02/04/2007	31/07/2015	0.60							43,818	43,818	87,637	43,818	0	0
HSBC BANK PLC (1) (8)	YES	24/06/2005	29/05/2014	0.92							2,451	0	1,226	0	0	0
HSBC BANK PLC (1) (8)	YES	05/04/2006	29/12/2014	0.66							20,715	0	20,715	0	0	0
HSBC BANK PLC (1) (8)	YES	18/02/2005	28/10/2013	0.93							8,117	0	0	0	0	0
HSBC BANK PLC (1) (8)	YES	04/04/2006	24/11/2014	0.73							23,988	0	23,988	0	0	0
HSBC BANK PLC (1) (8)	YES	22/04/1998	22/07/2019	1.13							36,852	36,852	73,703	73,703	73,703	184,258
HSBC BANK PLC (1) (8)	YES	07/11/2006	22/07/2015	0.60							23,415	4,510	9,021	4,510	0	0
HSBC BANK PLC (1) (8)	YES	25/08/2004	20/11/2013	0.90							8,625	0	0	0	0	0
HSBC BANK PLC (1) (8)	YES	19/08/2005	18/09/2014	0.64							17,520	17,520	17,520	0	0	0
ING CAPITAL LLC (1) (8)	YES	13/06/2008	20/06/2017	0.83							145,348	0	145,348	145,348	145,348	72,674
ING CAPITAL LLC (1) (8)	YES	30/11/2006	15/06/2016	0.53							218,022	0	218,022	218,022	109,011	0
J.P. MORGAN CHASE.B (1) (8)	YES	21/12/2011	30/12/2021	0.91							123,546	0	123,546	123,546	123,546	617,294
J.P. MORGAN CHASE B (1) (8)	YES	21/12/2011	30/12/2021	0.75							247,092	0	247,092	247,092	247,092	1,234,981
J.P. MORGAN CHASE B (1) (8)	YES	21/12/2011	30/12/2021	0.75							247,092	0	247,092	247,092	247,092	1,234,981

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2013**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
J.P. MORGAN CHASE B (1) (8)	YES	09/12/2010	21/12/2020	0.81							247,092	0	247,092	247,092	247,092	988,368
J.P. MORGAN CHASE B (1) (8)	YES	22/06/2009	20/12/2019	1.36							247,092	0	247,092	247,092	247,092	741,276
J.P. MORGAN CHASE B (1) (8)	YES	22/06/2009	20/12/2019	1.36							123,546	0	123,546	123,546	123,546	370,638
J.P. MORGAN CHASE B (1) (8)	YES	10/09/2008	20/06/2017	0.66							218,022	0	218,022	218,022	218,022	109,011
JAPAN BANK FOR INTE (1) (7)	YES	30/09/2005	29/06/2015	4.97							59,622	0	59,622	2,197	0	0
JAPAN BANK FOR INTE (3) (7)	YES	10/03/2004	08/03/2017	2.09							381,270	381,270	762,541	762,541	762,528	0
MIZUHO CORPORATE BA (1) (8)	YES	04/03/2010	24/03/2020	2.16							436,056	436,056	872,111	872,111	872,111	2,616,148
MIZUHO CORPORATE BA (1) (8)	YES	14/12/2006	14/12/2018	0.94							926,595	0	926,595	926,595	926,595	1,853,190
NACIONAL FINANCIERA (3) (7)	NOT	07/11/1990	20/11/2015	2.90							420,964	0	420,964	420,964	0	0
NATIXIS (2) (7)	YES	22/02/1984	30/06/2016	2.00							841	0	441	41	20	0
SOCIETE GENERALE (1) (8)	YES	10/12/2010	21/12/2020	1.04							247,092	0	247,092	247,092	247,092	988,368
SOCIETE GENERALE (1) (8)	YES	09/12/2010	21/12/2020	0.80							247,092	0	247,092	247,092	247,092	988,368
SOCIETE GENERALE (1) (7)	YES	03/02/2006	13/02/2017	4.77							152,896	152,896	305,792	305,792	305,792	0
SOCIETE GENERALE (1) (8)	YES	03/02/2006	13/02/2017	0.59							106,742	106,742	213,485	213,485	213,485	0
SOCIETE GENERALE (1) (8)	YES	30/11/2005	13/02/2017	0.91							44,455	44,455	88,910	88,910	88,910	0
STANDARD CHARTERED (1) (8)	YES	06/10/2005	22/01/2015	0.53							218,022	218,022	436,045	0	0	0
STANDARD CHARTERED (1) (8)	YES	30/11/2006	25/09/2015	0.48							218,022	218,022	436,045	218,022	0	0
STANDARD CHARTERED (1) (8)	YES	06/07/2004	27/01/2014	0.52							145,348	145,348	0	0	0	0
STANDARD CHARTERED (1) (8)	YES	10/02/2003	20/12/2013	0.56							138,742	0	0	0	0	0
THE BANK OF TOKYO, (1) (8)	YES	10/12/2004	10/12/2014	1.09							1,235,460	0	494,184	0	0	0
EXIM BANK OF KOREA (1)(7)	YES	07/12/2005	13/02/2017	4.77							52,342	52,342	104,681	104,681	104,681	0
INT DEV NO PAG	NOT		31/12/2012	0.00							304,459	0	0	0	0	0
COMMERCIAL BANKS																
NACIONAL FINANCIERA (6) (11)	NOT	11/08/2009	17/07/2014	7.10	1,000,000	333,333	666,667	0	0	0						
NACIONAL FINANCIERA (6) (7)	NOT	20/12/2012	21/12/2022	6.55	0	0	0	0	0	1,998,692						
HSBC (6) (11)	NOT	22/12/2011	29/12/2016	4.88	0	0	1,166,667	1,166,667	1,156,322	0						
BANCO SANTANDER S.A (1) (8)	YES	17/09/2003	19/09/2013	2.34							61,773	0	0	0	0	0
CITIBANK N.A. (1) (8)	YES	12/05/2006	20/05/2013	0.69							16,987,576	0	0	0	0	0
BBVA BANCOMER, S.A. (1) (8)	NOT	09/12/2010	15/01/2016	1.71							0	0	0	19,327,682	0	0
BBVA BANCOMER, S.A. (1) (8)	NOT	15/12/2010	15/01/2016	1.71							0	0	0	5,381,518	0	0
BANCO BILBAO VIZCAY (3) (8)	YES	28/05/2008	02/06/2014	0.87							0	0	2,736,280	0	0	0
BANAMEX (1) (7)	NOT	11/05/2011	11/05/2021	5.28							30,824	2,850	51,335	45,992	48,480	231,887
BANAMEX (1) (7)	NOT	12/03/2012	27/01/2022	3.80							30,749	3,453	49,947	44,661	46,185	250,746
BANAMEX (1) (7)	NOT	28/02/2013	07/02/2023	3.80							26,608	0	46,151	38,445	40,022	271,046
BANAMEX (1) (7)	NOT	28/02/2013	07/02/2023	3.80							26,608	0	46,151	38,445	40,022	271,046

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2013**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

CONSOLIDATED

(THOUSAND PESOS)

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
BBVA BANCOMER (1) (7)	NOT	14/02/2012	28/12/2021	3.50							27,210	0	48,280	40,107	41,609	213,616
BBVA BANCOMER (1) (7)	NOT	14/02/2012	20/12/2021	3.50							30,489	0	53,959	44,912	46,517	239,296
BBVA BANCOMER (1) (7)	NOT	14/02/2012	28/12/2021	3.50							30,583	0	53,997	44,857	46,537	240,128
BBVA BANCOMER (1) (7)	NOT	14/02/2012	30/12/2021	3.50							27,177	0	48,294	40,144	41,619	214,226
CREDIT AGRICOLE CIB (1) (7)	YES	09/03/2013	02/04/2013	1.51							0	1,359,006	0	0	0	0
CREDIT AGRICOLE CIB (1) (7)	YES	27/03/2013	10/04/2013	1.51							0	4,941,840	0	0	0	0
HSBC (2) (8)	YES	07/09/2011	25/08/2014	6.61							1,903,886	0	1,903,886	0	0	0
CREDIT AGRICOLE CIB (2) (8)	YES	07/09/2011	25/08/2014	6.61							1,607,736	0	1,607,736	0	0	0
NATIXIS (2) (8)	YES	07/09/2011	25/08/2014	6.61							719,244	0	719,244	0	0	0
OTHER																
INT DEV NO PAG	NOT		31/12/2012	0.00	47,890	0	0	0	0	0						
INT DEV NO PAG	NOT		31/12/2012	0.00							47,318	0	0	0	0	0
BERGESEN WORLDWIDE (1) (7)	YES	23/07/2007	23/08/2022	8.00							260,133	78,040	312,160	312,160	312,160	1,690,864
COPFS (1) (8)	YES	01/02/2005	31/12/2016	1.50							8,263,071	1,574,325	3,757,702	1,489,829	327,621	0
BLUE MARINE SHIPPING (1) (7)	YES	13/08/2008	13/08/2018	8.00							60,288	20,901	87,847	95,051	102,846	170,297
BLUE MARINE SHIPPING (1) (7)	YES	02/09/2008	13/08/2018	7.96							52,573	18,226	76,606	82,888	89,685	148,505
F TAPIAS MEXICO, SA (1) (7)	YES	23/10/2008	11/10/2018	7.96							59,603	20,668	86,887	94,050	101,802	198,761
F TAPIAS MEXICO, SA (1) (7)	YES	14/11/2008	02/11/2018	8.00							59,603	20,668	86,887	94,050	101,802	198,761
TOTAL BANKS					**1,047,890**	**333,333**	**1,833,334**	**1,166,667**	**1,156,322**	**1,998,692**	**47,476,746**	**11,044,522**	**28,110,712**	**40,448,835**	**15,280,183**	**36,043,339**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2013**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
STOCK MARKET																
LISTED STOCK EXCHANGE																
UNSECURED																
BANCO INVEX, S.A. (6) (11)	NOT	05/02/2010	03/02/2015	5.50	0	0	7,949,853	0	0	0						
BANCO INVEX, S.A. (6) (11)	NOT	26/11/2012	23/11/2017	4.51	0	0	0	0	0	2,504,248						
BANCO INVEX, S.A. (6) (11)	NOT	26/11/2012	23/11/2017	4.50	0	0	0	0	0	11,479,356						
BANCO INVEX, S.A. (6) (11)	NOT	14/03/2011	08/03/2016	4.56	0	0	0	9,989,014	0	0						
BANCO INVEX, S.A. (6) (11)	NOT	27/09/2011	10/04/2017	4.56	0	0	0	0	0	6,991,404						
BANCO INVEX, S.A. (6) (11)	NOT	03/02/2010	12/05/2014	4.76	0	0	8,493,222	0	0	0						
BANCO INVEX, S.A. (6) (7)	NOT	05/02/2010	27/01/2020	9.10	0	0	0	0	0	10,108,699						
BANCO INVEX, S.A. (6) (7)	NOT	01/12/2011	24/11/2021	7.65	0	0	0	0	0	20,706,216						
BANCO INVEX, S.A. (7) (7)	NOT	26/11/2012	11/05/2028	3.02	0	0	0	0	0	3,556,320						
BANCO INVEX, S.A. (7) (7)	NOT	27/09/2011	20/09/2021	3.55	0	0	0	0	0	3,221,588						
BANCO INVEX, S.A. (7) (7)	NOT	05/02/2010	27/01/2020	4.20	0	0	0	0	0	3,960,129						
SCOTIA INVERLAT (6) (11)	NOT	16/06/2006	05/06/2014	4.27	0	0	10,000,000	0	0	0						
SCOTIA INVERLAT (6) (7)	NOT	03/04/2009	28/03/2016	9.15	0	0	0	7,498,653	0	0						
SCOTIA INVERLAT (6) (7)	NOT	29/07/2005	16/07/2015	9.91	0	0	0	9,500,000	0	0						
SCOTIA INVERLAT (7) (13)	NOT	23/12/2004	05/12/2019	9.00	0	0	0	0	0	15,385,274						
INT DEV NO PAG	NOT		31/12/2012	0.00	1,428,458	0	0	0	0	0						
CREDIT SUISSE, ZURI (4) (7)	YES	12/03/2012	10/04/2019	2.50							0	0	0	0	0	3,898,769
CREDIT SUISSE, ZURI (4) (7)	YES	13/01/2009	13/10/2014	3.50							0	0	6,511,034	0	0	0
DEUTSCHE BANK (2) (7)	YES	04/08/2009	06/11/2017	5.78							0	0	0	0	0	3,168,645
DEUTSCHE BANK (2) (7)	YES	15/01/2009	09/01/2017	5.50							0	0	0	0	15,756,587	0
DEUTSCHE BANK (2) (7)	YES	22/02/2005	24/02/2025	5.50							0	0	0	0	0	15,880,600
DEUTSCHE BANK (3) (7)	YES	05/12/2002	05/12/2023	3.50							0	0	0	0	0	3,918,300
DEUTSCHE BANK (5) (7)	YES	02/06/2009	02/06/2022	8.25							0	0	0	0	0	6,494,401
DEUTSCHE BANK (5) (7)	YES	07/11/2003	18/12/2013	7.50							2,807,213	0	0	0	0	0
DEUTSCHE BANK (5) (7)	YES	13/01/2003	18/12/2013	7.50							4,678,688	0	0	0	0	0
DEUTSCHE BANK (8) (7)	YES	18/04/2012	26/04/2017	6.13							0	0	0	0	0	1,759,961
DEUTSCHE BANK (1) (7)	YES	12/12/2002	15/12/2014	7.38							0	0	4,511,097	0	0	0
DEUTSCHE BANK (1) (7)	YES	28/01/2010	05/03/2020	6.00							0	0	0	0	0	12,205,247
DEUTSCHE BANK (1) (7)	YES	03/02/2009	03/05/2019	8.00							0	0	0	0	0	24,348,797
DEUTSCHE BANK (1) (7)	YES	25/05/2011	03/06/2041	6.50							0	0	0	0	0	31,044,780
DEUTSCHE BANK (1) (7)	YES	22/10/2007	01/03/2018	5.75							0	0	0	0	0	18,419,079
DEUTSCHE BANK (1) (7)	YES	30/10/2009	01/03/2018	5.75							0	0	0	0	0	12,327,420

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2013**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

CONSOLIDATED

(THOUSAND PESOS)

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
DEUTSCHE BANK (1) (7)	YES	14/11/2001	01/02/2022	8.63							0	0	0	0	0	1,979,764
DEUTSCHE BANK (1) (7)	YES	30/12/2004	01/12/2023	8.63							0	0	0	0	0	1,503,037
DEUTSCHE BANK (1) (7)	YES	01/03/1993	01/12/2023	8.63							0	0	0	0	0	115,455
DEUTSCHE BANK (1) (7)	YES	30/12/2004	30/03/2018	9.25							0	0	0	0	0	1,325,290
DEUTSCHE BANK (1) (7)	YES	01/04/1998	30/03/2018	9.25							0	0	0	0	0	118,272
DEUTSCHE BANK (1) (7)	YES	28/01/2013	30/01/2023	3.50							0	0	0	0	0	25,812,205
DEUTSCHE BANK (1) (7)	YES	21/09/2010	28/12/2045	6.63							0	0	0	0	0	12,334,873
DEUTSCHE BANK (1) (7)	YES	19/06/2012	27/06/2044	5.50							0	0	0	0	0	35,150,544
DEUTSCHE BANK (1) (7)	YES	18/01/2012	24/01/2022	4.88							0	0	0	0	0	25,640,291
DEUTSCHE BANK (1) (7)	YES	20/07/2010	21/01/2021	5.50							0	0	0	0	0	37,266,015
DEUTSCHE BANK (1) (7)	YES	10/09/2009	16/03/2015	4.88							0	0	18,441,037	0	0	0
DEUTSCHE BANK (1) (7)	YES	30/12/2004	15/09/2027	9.50							0	0	0	0	0	2,789,570
DEUTSCHE BANK (1) (7)	YES	14/05/1999	15/09/2027	9.50							0	0	0	0	0	969,564
DEUTSCHE BANK (1) (7)	YES	18/09/1997	15/09/2027	9.50							0	0	0	0	0	293,423
DEUTSCHE BANK (1) (7)	YES	30/10/2009	15/06/2038	6.63							0	0	0	0	0	6,136,530
DEUTSCHE BANK (1) (7)	YES	08/06/2005	15/06/2035	6.63							0	0	0	0	0	21,620,550
DEUTSCHE BANK (1) (7)	YES	27/08/2010	15/06/2035	6.63							0	0	0	0	0	13,279,737
DEUTSCHE BANK (1) (7)	YES	08/06/2005	15/12/2015	5.75							0	0	0	2,902,281	0	0
MELLON BANK N.A. (2) (7)	YES	05/08/2003	05/08/2013	6.25							7,940,300	0	0	0	0	0
MELLON BANK N.A. (2) (7)	YES	05/08/2004	05/08/2016	6.38							0	0	0	0	13,498,510	0
PEMEX FINANCE (1) (7)	YES	15/02/1999	15/11/2018	9.88							154,433	154,433	810,771	1,389,893	1,389,893	1,660,146
PEMEX FINANCE (1) (8)	YES	15/02/1999	07/04/2014	3.81							864,822	380,934	277,979	0	0	0
INT DEV NO PAG	NOT		31/12/2012	0.00							6,684,635	0	0	0	0	0
SECURED																
SUMITOMO MITSUI (3) (8)	YES	19/09/2008	29/09/2020	1.07							0	0	0	0	0	8,359,040
CREDIT AGRICOLE CIB (1) (7)	YES	26/06/2012	20/12/2022	2.00							494,184	0	494,184	494,184	494,184	2,947,482
CREDIT AGRICOLE CIB (1) (7)	YES	28/06/2012	20/12/2022	1.95							494,184	0	494,184	494,184	494,184	2,945,979
CREDIT AGRICOLE CIB (1) (7)	YES	25/07/2012	20/12/2022	1.70							494,184	0	494,184	494,184	494,184	2,947,516
INT DEV NO PAG	NOT		31/12/2012	0.00							78,803	0	0	0	0	0
PRIVATE PLACEMENTS																
UNSECURED																
SECURED																
TOTAL STOCK MARKET LISTED IN STOCK EXCHANGE AND PRIVATE PLACEMENT					**1,428,458**	**0**	**26,443,075**	**26,987,667**	**0**	**77,913,234**	**24,691,446**	**535,367**	**32,034,470**	**5,774,726**	**32,127,542**	**338,661,282**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **01** YEAR: **2013**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

CONSOLIDATED

(THOUSAND PESOS)

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	DATE OF AGREEMENT	EXPIRATION DATE		MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
OTHER CURRENT AND NON-CURRENT LIABILITIES WITH COST																
TOTAL OTHER CURRENT AND NON-CURRENT LIABILITIES WITH COST					0	0	0	0	0	0	0	0	0	0	0	0
SUPPLIERS																
OTROS PROVEEDORES	NOT				80,051,062	0										
TOTAL SUPPLIERS					80,051,062	0					0	0				
OTHER CURRENT AND NON-CURRENT LIABILITIES																
OTROS PASIVOS CIRCULANTES	NOT				16,943,674	0	0	0	0	0						
OTROS PASIVOS NO CIRCULANTES	NOT				0	0	1,378,496,816	0	0	0						
TOTAL OTHER CURRENT AND NON-CURRENT LIABILITIES					16,943,674	0	1,378,496,816	0	0	0	0	0	0	0	0	0
GENERAL TOTAL					99,471,084	333,333	1,406,773,225	28,154,334	1,156,322	79,911,926	72,168,192	11,579,889	60,145,182	46,223,561	47,407,725	374,704,621

NOTES

CURRENCIES		ACCOUNTING EXCHANGE RATE
(1) DOLLARS	DLL	12.35460
(2) EUROS	EUR	15.88060
(3) JAPANESE YEN	JPY	0.13061
(4) SWISS FRANCS	CHF	18.71475
(5) STERLING POUND	GBP	13.02266
(6) PESOS	MXP	1.00000
(7) UDIS	UDI	4.94151
(8) AUSTRALIAN DOLLAR	AUD	11.79212

TYPE OF RATE
(7) FIXED RATE
(8) LIBOR RATE

NOTES

TYPE OF RATE

(9) FLOATING RATE

(10) DISCOUNT RATE

(11) TIIE RATE

(12) CETES

(13) FIXED RATE (ZERO COUPON)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**
PETROLEOS MEXICANOS

QUARTER: **01** YEAR: **2013**

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

(THOUSAND PESOS)

Final Printing

FOREIGN CURRENCY POSITION (THOUSANDS OF PESOS)	DOLLARS		OTHER CURRENCIES		THOUSAND PESOS TOTAL
	THOUSANDS OF DOLLARS	THOUSAND PESOS	THOUSANDS OF DOLLARS	THOUSAND PESOS	
MONETARY ASSETS	14,010,606	173,095,427	220,565	2,724,990	175,820,417
CURRENT	14,006,475	173,044,386	220,455	2,723,634	175,768,020
NON CURRENT	4,131	51,041	110	1,356	52,397
LIABILITIES POSITION	48,661,241	601,190,161	9,221,768	113,931,244	715,121,405
CURRENT	12,554,547	155,106,405	2,459,284	30,383,464	185,489,869
NON CURRENT	36,106,694	446,083,756	6,762,484	83,547,780	529,631,536
NET BALANCE	-34,650,635	-428,094,734	-9,001,203	-111,206,254	-539,300,988

NOTES

FOREIGN CURRENCIES		EXCHANGE RATES
AMERICAN DOLLARS	USD	12.35460
AUSTRALIAN DOLLAR		11.79212
JAPANESE YENS	JPY	0.130610
STERLING POUNDS	GBP	18.71475
EUROS	EUR	15.8806
SWISS FRANC		13.02266
CANADIAN DOLLAR		13.06890

FINANCIAL LIMITATIONS IN CONTRACT, ISSUED DEED AND / OR TITLE

NON-APPLICABLE SINCE THERE ARE NO FINANCIAL LIMITATIONS DERIVED FROM THE ISSUANCES OF "CERTIFICADOS BURSÁTILES" UNDER THE CORRESPONDING PROGRAM.

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

PETROLEOS MEXICANOS

QUARTER: **01** YEAR: **2013**

DISTRIBUTION OF REVENUE BY PRODUCT

CONSOLIDATED

TOTAL INCOME
(THOUSAND PESOS)

Final Printing

MAIN PRODUCTS OR PRODUCT LINE	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
NATIONAL INCOME					
PETROLEUM PRODUCTS:	0	0	0		
FUEL OIL	191	16,432,804	100.00		CFE
DIESEL	388	49,732,157	100.00	PEMEX DIESEL	DISTRIBUIDORES
L.P. GAS	298	17,797,453	0.00		DISTRIBUIDORES
MAGNA SIN GASOLINE	673	80,960,188	100.00	PEMEX MAGNA	DISTRIBUIDORES
PREMIUM GASOLINE	106	13,357,504	100.00	PEMEX PREMIUM	DISTRIBUIDORES
JET FUEL	64	9,479,334	100.00		ASA
OTHER REFINED PRODUCTS	76	3,032,856	100.00		DISTRIBUIDORES
REDUCTION DUE TO DEPLETION	0	-808,531	0.00		
PETROCHEMICAL PRODUCTS:	0	0	0.00		
METHANE DERIVATIVES (A)	327	2,000,342	81.00		
ETHANE DERIVATIVES (B)	266	3,874,697	39.00		
AROMATICS AND DERIVATIVES (C)	57	1,154,730	40.00		
PROPYLENES AND DERIVATIVES (D)	14	1,130,608	17.00		
OTHER PETROCHEMICALS (E)	327	945,697	0.00		
	0	0	0		
DRY GAS	3,487	14,928,705	0.00		(F)
	0	0	0		
SERVICES INCOME	0	2,235,975	0		
EXPORT INCOME					
CRUDE OIL (TBD)	1,204	144,399,465	0.00	(G)	(H)
REFINED PRODUCTS (TBD)	190	19,029,454	0		(I)
PETROCHEMICAL PRODUCTS (TT)	111	258,239	0		(I)
INCOME OF SUBSIDIARIES ABROAD					
OTC MARGINAL EFFECT	0	16,312,503	0		
TOTAL	**7,779**	**396,254,180**			

NOTES

TBD - THOUSAND BARRELS PER DAY
TT - THOUSAND TONS

NOTE: TO CALCULATE PARTICIPATING % IN THE PETROCHEMICAL PRODUCTS MARKET, THE PERIOD JANUARY - FEBRUARY 2013 WAS CONSIDERED.
(A) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF AMMONIA AND METHANOL TO THE DOMESTIC MARKET.
(B) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF ETHYLENE, GLYCOLS, HDPE, LDPE, LDPL, ETHYLENE OXIDE AND VINYL CHLORIDE TO THE DOMESTIC MARKET.

DISTRIBUTION OF REVENUE BY PRODUCT

CONSOLIDATED

TOTAL INCOME

(THOUSAND PESOS)

Final Printing

(C) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF BENZENE, STYRENE, TOLUENE, XYLENES, PARAXYLENE AND ORTHOXYLENE TO THE DOMESTIC MARKET (PARAXYLENE AND ORTHOXYLENE; PLANTS THAT ARE NOT IN OPERATION FOR AN INDEFINITE PERIOD OF TIME).
(D) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF ACRYLONITRILE TO THE DOMESTIC MARKET.
(E) SINCE A GROUP OF PRODUCTS IS CONSIDERED HERE, PARTICIPATING PERCENTAGE IN THE MARKET IS NOT CALCULATED.
(F) CFE, IPP'S DISTRIBUIDORES, INDUSTRIALS (ISPAT).
(G) PERCENTAGE OF CRUDE OIL EXPORTS BY REGION (JAN-MAR 2013): 71.7% OF TOTAL CRUDE OIL EXPORTS WAS MADE TO THE UNITED STATES, WHILE 15.3% WAS DISTRIBUTED TO EUROPE, 2.6% TO THE REST OF THE AMERICAN CONTINENT AND 10.4% TO THE FAR EAST.
(H) IT IS ESTIMATED THAT PEMEX'S PARTICIPATION IN THE INTERNATIONAL CRUDE OIL MARKET DURING THE FIRST QUARTER OF 2013 WAS 3.21%.
(I) PEMEX'S PARTICIPATION IN THESE PRODUCTS IS MARGINAL.
VOLUMES ARE GIVEN IN THOUSAND OF BARRELS PER DAY, EXCEPT IN THE CASE OF PETROCHEMICAL PRODUCTS, WHICH ARE EXPRESSED IN THOUSANDS OF TONS AND DRY GAS, WHICH IS EXPRESSED IN MILLIONS OF CUBIC FEET PER DAY.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**
PETROLEOS MEXICANOS

QUARTER: **01** YEAR: **2013**

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

CHARACTERISTICS OF THE SHARES

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
NA	0	0	0	0	0	0	0	0
TOTAL			0	0	0	0	0	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITALSTOCK ON THE DATE OF SENDING THE INFORMATION 0

NOTES .

PEMEX HAS CERTIFICATES OF CONTRIBUTION OF THE FEDERAL GOVERNMENT AND NOT CAPITAL STOCK REPRESENTED BY SHARES.

Risk Management

Risk Management and Financial Instruments

We face market risk derived from the volatility of hydrocarbon prices, exchange rates and interest rates. In order to monitor and manage this risk, PEMEX has issued policies and guidelines in connection to market risk management, applicable to us as a whole, that promote a comprehensive scheme for market risk management, regulate the use of Derivative Financial Instruments (DFIs), guide the development of hedging strategies and provide strategies for the formulation of risk limits.

In addition to these policies and guidelines, risk management regulatory framework in PEMEX states that DFIs should generally be used only for risk mitigation purposes. The use of DFIs for any other purpose must be approved in accordance with our current internal procedures.

We follow the practice of reducing the impact of market risk on our financial results by promoting a balance between expected incoming cash flows from operations and outgoing cash flows relating to liabilities.
Finally, the PMI Group has implemented a regulatory framework for risk management, which comprises policies, guidelines and procedures to manage market risk associated to its commodity trading activities, according to industry best practices, such as the use of DFIs for risk management purposes exclusively, generation of a daily portfolio risk report, value at risk (VaR) computation, regular stress testing of major exposures, limits on VaR, both at a global and business unit level, as well as the implementation of stop loss mechanisms. In addition, the PMI Group also has its own risk management subcommittee which supervises the trading of DFIs.

Hydrocarbon Prices Risk

Pemex periodically evaluates its exposure to international hydrocarbon prices and uses DFIs as a mechanism to mitigate identified potential sources of risk. Since 2003, Pemex-Gas and Basic Petrochemical's domestic sales of LPG have been subject to price controls imposed by the Mexican Government. This price control scheme fixes the sale price of LPG throughout Mexico. This generates a risk exposure in the geographic areas where PEMEX sells imported LPG. During 2009, Pemex-Gas and Basic Petrochemicals mitigated the market risk generated by this exposure by employing a hedging strategy consisting of propane swaps, given that propane is the primary component of LPG.

During June 2012, Pemex-Gas and Basic Petrochemicals hedged the price of propane for approximately 50% of its imports volume and for the period from July to December of 2012, through swaps contracts.

We reexamine our price risk exposure periodically in order to determine the optimal strategy to be implemented for a specific period of time.

PMI Trading, Ltd. periodically enters into DFIs to mitigate risk generated from the purchase and sale of refined products and natural gas liquids, decreasing the volatility of its income. PMI Trading, Ltd. policies establish upper limits of capital at risk for each portfolio, which are compared daily with their corresponding value-at-risk in order to carry out risk mitigation mechanisms if necessary.

PEMEX did not hedge the price risk associated with any of its crude oil production from 2007 to the first quarter of 2013.

Foreign Exchange Rate Risk

A significant amount of our revenues is derived from exports of crude oil and some other petroleum products, which are priced and payable in U.S. dollars. Moreover, our revenues from domestic sales of gasoline, and diesel after IEPS taxation, the petrochemicals sales as well as natural gas and its derivatives are related to the international dollar denominated prices of these products. Only domestic LPG sales are priced in pesos and account for about 5% of our revenues.

On the other hand, in respect to our expenses, the hydrocarbon duties, most of our investment costs and import costs for some petroleum products and natural gas for domestic sale or for our own use, are denominated in U.S. dollars; whereas selling costs along with some other costs are determined in pesos.

As a result of this cash flow structure, depreciation of peso against U.S. dollar generates economic benefits for the company in terms of pesos. Moreover, appreciation of the peso relative to the U.S. dollar has the opposite effect. We perceive this risk as manageable, without the need for hedging instruments, given that most of our investments and debt issuances are carried out or converted into U.S. dollars and therefore, the impact of the fluctuation in the exchange rate between the U.S. dollar and the peso on our revenues is offset in whole or in part by its impact on our obligations.

Most of our debt is denominated in U.S. dollars or pesos. Although we attempt to issue debt either in U.S. dollars or pesos, this is not always achievable. As a consequence of our inflows and outflows scheme explained above, fluctuations in non U.S dollar currencies (other than pesos) may increase our funding costs or expose us to foreign exchange risk. For non U.S. dollar or peso issuances we have as a strategy swapped this debt into U.S. dollars, except for debt denominated in UDIs, which we swap into pesos. As a result of this strategy, we hold a debt portfolio with negligible sensitivity to currencies other than pesos and U.S. dollars.

The currencies underlying these DFIs are the UDI against Mexican peso and the Euro, Japanese yen, Sterling pound, Swiss franc and Australian dollar, which are swapped against the U.S. dollar.

Interest Rate Risk

Given the debt profile described above, PEMEX is exposed to fluctuations in interest rates on short- and long-term floating rate instruments. We constantly monitor risk implied by the volatility of different benchmark interest rates related to the contracts on which the debt portfolio is registered. We are predominantly exposed to U.S. dollar LIBOR interest rates and to the Mexican Interbank Interest Rate (TIIE). Through our issuances we have sought to achieve a desired mix of fixed and floating rate instruments in our debt portfolio.

In order to set an appropriate ratio of fixed rate debt that decreases our exposure to the volatility on the cash flows attributable to adverse changes in the interest rates and to follow the strategy of offsetting expected inflows and outflows, occasionally, we have entered into interest rate swaps.

Under our interest rate swap agreements, we are obligated to make payments based on a fixed interest rate and are entitled to receive payments based on the LIBOR, TIIE or a rate referenced to or calculated from the TIIE. Interest rate swaps on U.S. Dollar debt are based on the US Libor rate.

Counterparty and Credit Risk

When the fair value of DFIs is favorable to us, we face the risk that counterparties will not be able to meet their obligations. To reduce this risk, we monitor our counterparties' creditworthiness and credit exposure risk in our DFIs. Additionally, we enter into DFIs mostly with major financial institutions maintaining a diversified portfolio.

Moreover, since 2009, we have entered into various long-term cross-currency swaps agreements with "recouponing" provisions (pursuant to which the payments on the swaps are repriced when the credit exposure of one party to the other exceeds the relevant threshold specified in the swap), thereby limiting our exposure to each counterparty to a specific threshold amount. The specified thresholds were reached in seven swaps during 2010, four swaps during 2011, seven swaps during 2012 and two swaps during 2013. These swaps hedge the exposure to the euro and British pound. This resulted in the cash settlement of such swaps and the resetting of swap terms to return their mark-to-market value to zero. This limited the credit risk exposure for Pemex and counterparties.

According to IFRS 13 – "Fair Value Measurement", the Fair Value or Mark-to-Market of DFI must reflect the creditworthiness of the parties, so the value of the instrument incorporates current credit risk expectations implied by the parties by recognizing the probability of default by either of the parties. Therefore, Pemex incorporated a credit value adjustment measurement (CVA) in the fair value of the DFIs, according to market's best practices.

Liquidity Risk

Is the risk we face of not having sufficient liquid funds to meet our obligations. Historically we have met all our operating liquidity needs, debt service and capital expenditures and acquisitions, primarily through our subsidiary entities' operations; we estimate that this will continue for the short and long term.

Instruments Entered Into For Trading Purposes

We maintain a synthetic long position (holding) on 58,679,799 shares of Repsol, S.A. with the objective of maintaining voting and economic rights over these shares. This objective is accomplished through the use of three total-return swaps. These financial instruments consist of total return swaps with periodic cash flow exchange where we receive the earnings on Repsol shares respect an exercise price, plus its dividends and corporative rights in exchange for the equity losses respect the exercise price plus periodic payments based on a floating rate.

These DFIs have a maturity date between March and October of 2013. As of December 31, 2012 and 2011, the market value of Repsol's share was EUR $15.335 and EUR $23.735, respectively.

Between July and September 2011, we acquired 57,204,240 shares of Repsol through our affiliate P.M.I. Holdings, B.V. In order to protect that investment, P.M.I. Holdings, B.V. entered into a structured product consisting of long put, short call and long call options maturing in 2012, 2013 and 2014. The exchange rate exposure associated with its financing of the shares was hedged with euro-dollar exchange rate forwards maturing in 2012, 2013 and 2014. The IFD which expired in 2012, corresponding to 19,068,080 shares, matured during the month of August.

Pemex-Gas and Basic Petrochemicals offers DFIs to its domestic customers to help them mitigate the risk associated with natural gas prices. Through its subsidiary, MGI Supply Ltd., Pemex-Gas and Basic Petrochemicals enters into DFIs with the position opposite those DFIs it offers to its customers, in order to cancel out the market risk it bears under such offered DFIs. MGI Supply Ltd. enters into these opposite position DFIs with international counterparties, in order to transfer the related price risk to such parties. This mechanism allows Pemex-Gas and Basic Petrochemicals to maintain its natural risk profile, after giving effect to the DFIs.

Derivative Financial Instruments Valuation

We monitor the fair value of DFIs portfolio on a periodic basis. Fair value represents the price at which one party would assume the rights and obligations of the other, and is calculated for DFIs through models used commonly in the international financial markets, based on inputs obtained from major market information systems and price providers.

Our DFIs portfolio is composed primarily of swaps whose prices can be estimated by discounting flows using appropriate factors, and contains no exotic instruments that require numerical methods for their valuation.

The options contained in PEMEX's DFI portfolio are European-style, consisting of plain or digital calls or puts, and are valued internally based on the traditional Black-Scholes model or certain specialized variations thereof.

The inputs used in valuing PEMEX's DFIs portfolio come from widely recognized price providers and do not require special adjustments or conversions.

Accounting

As of January 1, 2012, PEMEX adopted the provisions of International Accounting Standards 32 and 39 and International Financial Reporting Standards 7, 9 and 13 as issued by the International Accounting Standards Board, which details the criteria for the recognition, valuation, registration, disclosure, presentation and, where appropriate, bifurcation from the host contract, that are applicable to DFIs for trading and hedging purposes and to embedded derivatives.

PEMEX enters into derivatives transactions with the sole purpose of hedging financial risks related to its operations, assets or liabilities recorded within its balance sheet. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the strict requirements of the accounting standards for being designated as hedges, under one of the accounting treatments allowed. They are therefore recorded in the financial statements as non-hedge instruments or as instruments entered into for trading purposes, despite the fact that their cash flows are offset by the cash flows of the positions to which they relate. As a result, the changes in their fair value affect the Financing Cost (FC).

As of March 31, 2013 and 2012, the net fair value of PEMEX's outstanding DFIs was ($ 2,961,826) and $ 7,844,200, respectively. As of March 31, 2013 and 2012, PEMEX did not have any DFIs designated as hedges.

For the periods ended March 31, 2013 and 2012, PEMEX recognized a net loss of $ 5,999,611 and $ 737,400, respectively, in FC with respect to DFIs treated as instruments entered into for trading purposes.

PEMEX, according to its accounting policy, analyzed the clauses of different contracts to identify possible embedded derivatives. PEMEX has determined that these agreements do not meet the criteria to generate an embedded derivative; therefore, for the periods ended March 31, 2013 and 2012, PEMEX has not recognized any effects in its statement of operations, due to embedded derivatives (foreign currency or index).

TABLE 1
Interest Rate and Currency Derivatives
(in thousands of pesos as of March 28, 2013)

Derivative Type	Hedging/ Trading	Notional Amount (shares)	Underlying Value		Fair Value		Notional amounts by expected maturity year (shares)						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2013	2014	2015	2016	2017	Thereafter	
Interest Rate Swaps	Hedging	0	N/A	TIIE 28d = 4.8475%	0	(252,778)	0	0	0	0	0	0	0
Currency Swaps	Hedging	115,206,015	MXN = 12.3546 1/EUR = 1.2854 1/GBP = 1.5148 JPY = 94.592 UDI = 4.9367 CHF = 0.9487 AUD = 1.0477 Exchange rates against US dollar.	MXN = 13.0101 1/EUR = 1.31925 1/GBP = 1.6255 JPY = 86.745 UDI = 4.874624 CHF = 0.91542 AUD = 1.03945 Exchange rates against US dollar.	(2,532,871)	1,437,726	17,149,909	9,400,058	1,017,155	637,015	23,463,175	63,538,703	0
Currency Swaps with credit linked options	Hedging	15,688,508	1/EUR = 1.2854 JPY = 94.592 Exchange rates against US dollar.	1/EUR = 1.31925 JPY = 86.745 Exchange rates against US dollar.	802,796	1,678,896	0	0	0	12,706,706	0	2,981,802	0

TABLE 1
Equity Derivatives
(in thousands of pesos, except as noted, as of March 28, 2013)

Derivative Type	Hedging/ Trading	Notional Amount	Underlying Value		Fair Value (in thousands of pesos)		Notional amounts by expected maturity year						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2013	2014	2015	2016	2017	Thereafter	
Equity Swaps	Trading	58,679,799	Repsol = 15.85 Euro share price.	Repsol= 15.335 Euro share price.	(1,635,924)	(2,030,668)	29,021,773	29,658,026	0	0	0	0	0

TABLE 1

Natural Gas Derivatives

(in thousands of pesos, except as noted, as of March 28, 2013)

Derivative Type	Hedging/ Trading	Volume (in MMBtu)	Underlying value (U.S. $ per MMBtu)[1]		Fair Value		Year of expected maturity date (in MMBtu)						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2013	2014	2015	2016	2017	Thereafter	
Long Swaps	Trading	4,782,906	3.36	3.60	(58,117)	(153,745)	4,244,556	279,150	145,200	114,000	0	0	0
Short Swaps	Trading	(4,784,157)	3.36	3.60	61,947	159,110	(4,245,807)	(279,150)	(145,200)	(114,000)	0	0	
European Call													
Long	Trading	4,471,696	3.36	3.60	17,185	13,979	2,295,782	1,671,714	317,400	178,800	8,000	0	
Short		(4,470,976)			(16,852)	(13,733)	(2,295,062)	(1,671,714)	(317,400)	(178,800)	(8,000)	0	

(1) Representative underlying asset value.

TABLE 1

Crude and Petroleum Products Financial Derivatives

(in thousands of pesos, except as noted, open positions as of Mar 28, 2012)

Derivative Type	Hedging/ Trading	Volume (in millions of barrels) (1)	Underlying value (U.S. $ per barrel)		Fair Value		Volume per Year						Collateral delivered
			Current Quarter	Previous Quarter (2)	Current Quarter	Previous Quarter	2013	2014	2015	2016	2017	Thereafter	
Over the Counter Swaps	Hedging	(0.3)	100.2	N.A.	(5,714)	0	(0.3)	0.0	0.0	0.0	0.0	0.0	0.0

(1) Net Volume

(2) Representative underlying asset value per barrel

TABLE 1

Crude and Petroleum Products Financial Derivatives Clasified as Cash and Cash Equivalent for Accounting Purposes due to their Liquidity

(in thousands of pesos, except as noted, open positions as of Mar 28, 2012)

Derivative Type	Hedging/ Trading	Volume (in millions of barrels) (1)	Underlying value (U.S. $ per barrel)		Fair Value		Volume per Year						Collateral delivered (3)
			Current Quarter	Previous Quarter (2)	Current Quarter	Previous Quarter	2013	2014	2015	2016	2017	Thereafter	
Futures	Hedging	(1.2)	131.0	113.4	(9,327)	(61,350)	(1.2)	0.0	0.0	0.0	0.0	0.0	N.A
Exchange Traded Swaps	Hedging	(9.1)	106.6	94.5	153,619	24,073	(9.1)	0.0	0.0	0.0	0.0	0.0	N.A

(1) Net Volume

(2) Representative underlying asset value per barrel

(3) Exchange traded operations, both futures and swaps have an initial margin of Ps 434,677,896.14

TABLE 1

Financial Derivative Instruments from Treasury

(in thousands of pesos, except as noted, as of March 28, 2013)

Derivative Type	Hedging/ Trading	Notional Amount	Underlying value(1)		Fair Value		Notional amounts by expected maturity year						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2013	2014	2015	2016	2017	Thereafter	
Over The Counter Interest Rate Swaps	Hedging	1,688,588	LIBOR USD 1M = 0.2037%	LIBOR USD 1M = 0.2087%	(124,990)	(81,142)	(114,837)	(158,582)	(165,519)	(172,541)	(180,067)	(897,042)	0
Over The Counter FX Forwards	Hedging	8,461,709	USD/EUR = 1.2854 MXN/USD = 12.3546	USD/EUR = 1.3218 MXN/USD = 13.0101	(283,758)	(41,795)	4,230,855	4,230,855	0	0	0	0	0
Over The Counter Equity Options and Dividend Swaps	Trading	38,136,160 shares	Repsol YPF = 15.85 Euro share price.	Repsol YPF = 15.335 Euro share price.	768,866	1,433,769	19,068,080 shares	19,068,080 shares	0	0	0	0	0

(1) Representative underlying asset value.

LIBOR USD 1m at date of reporting.

Open positions

The information in these tables has been calculated using the exchange rates as of December 31, 2012 of Ps. 13.0101= USD $1.00 and March 28, 2013 Ps. 12.3546 = USD $1.00

The information in these tables has been calculated using the exchange rates as of December 31, 2012 of Ps. 17.19680= EUR $1.00 and March 28, 2013 Ps. 15.8806 = EUR $1.00

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By: ______________________________
Carlos Caraveo Sánchez
Associate Managing Director of Finance

Date: June 14, 2013

FORWARD-LOOKING STATEMENTS

This report contains words, such as "believe," "expect," "anticipate" and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

- drilling and other exploration activities;
- import and export activities;
- projected and targeted capital expenditures and other costs, commitments and revenues; and
- liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

- changes in international crude oil and natural gas prices;
- effects on us from competition;
- limitations on our access to sources of financing on competitive terms;
- significant developments in the global economy;
- significant economic or political developments in Mexico;
- developments affecting the energy sector; and
- changes in our regulatory environment, including tax and environmental regulations.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.